EXHIBIT 99.4

Exhibit 99.4 to Form 20-F submission for Norsat International Inc.

CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2012, 2011 and 2010
(Expressed in US dollars)

Norsat International Inc.
Table of Contents

Report of independent registered public accounting firm		3
Consolidated statements of financial position		5
Consolidated statements of earnings and comprehensive income		6
Consolidated statements of changes in shareholders’ equity		7
Consolidated statements of cash flows		8
Notes to the consolidated financial statements		9
1.	Nature of business	9
2.	Basis of preparation	9
3.	Significant accounting policies	9
4.	Cost of sales and expenses	25
5.	Business combination	26
6.	Capital disclosures	28
7.	Financial instruments and risk exposures	29
8.	Government contributions	31
9.	Inventories	33
10.	Property and equipment, net	34
11.	Intangible asset, net	35
12.	Goodwill	36
13.	Operating line of credit	37
14.	Acquisition loan	37
15.	Warranties	38
16.	Issued capital	38
17.	Treasury Shares	42
18.	Earnings per share	43
19.	Income taxes	43
20.	Segmented information	45
21.	Supplemental cash flow and other disclosures	47
22.	Related party transactions	48
23.	Commitments and contingencies	48
24.	Discontinued Operations	49
25.	Comparative figures	49
26.	Events after reporting date	49

Report of independent registered public accounting firm	Grant Thornton LLP Suite 1600, Grant Thornton Place 333 Seymour Street Vancouver, BC V6B 0A4 T +1 604 687 2711 F +1 604 685 6569 www.GrantThornton.ca

To the shareholders of Norsat International Inc.:

We have audited the accompanying consolidated financial statements of Norsat International Inc., which comprises the consolidated statements of financial position as at December 31, 2012 and December 31, 2011, and the consolidated statements of earnings and comprehensive income, consolidated statements of changes in shareholders’ equity and consolidated statements of cash flows for the years ended December 31, 2012, December 31, 2011 and December 31, 2010, and a summary of significant accounting policies and other explanatory information.

Management’s responsibility for the financial statements
Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s responsibility
Our responsibility is to express an opinion on these consolidated financial statements based on our audits.  We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we comply with ethical requirements and plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence, about the amounts and disclosures in the consolidated financial statements.  The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error.  An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.  We were not engaged to perform an audit of the Company’s internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting.  Accordingly, we express no such opinion.

Audit • Tax • Advisory
Grant Thornton LLP. A Canadian Member of Grant Thornton International Ltd

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of Norsat International Inc. as at December 31, 2012 and December 31, 2011, and its financial performance and its cash flows for the years ended December 31, 2012, December 31, 2011 and December 31, 2010 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Vancouver, Canada

March 5, 2013	Chartered accountants

Audit • Tax • Advisory
Grant Thornton LLP. A Canadian Member of Grant Thornton International Ltd

Norsat International Inc.
Consolidated Statements of Financial Position
(Expressed in US Dollars)

		As at December 31
	Notes	2012	2011
ASSETS
Current assets
Cash and cash equivalents		$5,053,445	$4,192,875
Short term investments		-	67,711
Trade and other receivables	7	7,093,169	7,935,863
Contract work in progress	7	-	300,985
Inventories	9	9,039,415	10,173,019
Prepaid expenses and other		624,025	670,371
Current assets		21,810,054	23,340,824
Non-current assets
Property and equipment, net	10	941,352	1,076,739
Intangible assets, net	11	8,544,267	9,339,227
Goodwill	12	5,388,501	5,277,620
Long-term prepaid expenses and other		26,295	29,844
Deferred income tax assets	19	4,172,000	1,197,165
Non-current assets		19,072,415	16,920,595
Total assets		$40,882,469	$40,261,419
LIABILITIES
Current liabilities
Trade and other payables		$2,340,985	$3,423,635
Accrued liabilities		3,482,535	3,698,515
Provisions	15	385,950	186,716
Promissory note payable	5	693,129	-
Taxes payable	19	174,939	620,461
Deferred revenue		231,068	642,183
Current liabilities before acquisition loan		7,308,606	8,571,510
Acquisition loan	14	6,953,255	9,650,286
Current liabilities		14,261,861	18,221,796
Non-current liabilities
Long-term deferred revenue		22,344	141,685
Deferred income tax liabilities	19	2,364,702	2,622,814
Promissory note payable	5	-	597,226
Non-current liabilities		2,387,046	3,361,725
Total liabilities		16,648,907	21,583,521
SHAREHOLDERS' EQUITY
Issued capital	16	39,850,648	39,850,648
Treasury shares	17	(131,474)	-
Contributed surplus		4,041,715	3,812,151
Accumulated other comprehensive income		251,826	(70,746)
Deficit		(19,779,153)	(24,914,155)
Total shareholders' equity		24,233,562	18,677,898
Total liabilities and shareholders' equity		$40,882,469	$40,261,419

See accompanying notes to the consolidated financial statements.
Approved by the Board and authorized for issue on March 5, 2013

“ Fabio Doninelli”	“ James Topham”
Board of Director	Board of Director

Norsat International Inc.
Consolidated Statements of Earnings and Comprehensive Income
(Expressed in US Dollars)

		Year Ended December 31
	Notes	2012	2011	2010

Revenue	20	$42,428,760	$37,791,757	$19,817,749
Cost of sales	4	24,268,619	21,435,229	10,353,416
Gross profit	20	18,160,141	16,356,528	9,464,333

Expenses:
Selling and distributing expenses	4	7,212,626	5,614,121	2,922,574
General and administrative expenses	4	5,096,920	7,195,473	3,280,326
Product development expenses, gross	4	3,419,951	3,001,249	1,950,077
Less: Government contributions	4	(1,046,603)	(1,706,476)	(1,086,968)
		14,682,894	14,104,367	7,066,009
Earnings before other expenses		3,477,247	2,252,161	2,398,324

Loss/(gain) on disposal of property and equipment	10	53,345	-	(29,396)
Interest and bank charges		620,203	591,765	57,713
Impairment of assets		-	-	133,429
Loss/(gain) on foreign exchange		250,485	(100,222)	77,449
Earnings before income taxes		2,553,214	1,760,618	2,159,129

Current income tax expense	19	782,034	811,081	139,775
Deferred income tax (recovery)/expense	19	(3,283,132)	478,585	(224,350)
Net earnings for the period from continuing operations		5,054,312	470,952	2,243,704

Net earnings (loss) for the period from discontinued
operations	24	80,690	(60,062)	(103,561)
Net earnings for the period		$5,135,002	$410,890	$2,140,143

Other comprehensive income
Exchange differences on translation of operations
in currencies other than US Dollars		322,572	(70,746)	-
Total comprehensive income for the period		$5,457,574	$340,144	$2,140,143

Net earnings (loss) per share
Basic earnings (loss) per share
Earnings from continuing operations	18	$0.09	$0.01	$0.04
Earnings (loss) from discontinued operations	24	$0.00	$(0.00)	$(0.00)
Total		$0.09	$0.01	$0.04
Diluted earnings (loss) per share
Earnings from continuing operations	18	$0.09	$0.01	$0.04
Earnings (loss) from discontinued operations	24	$0.00	$(0.00)	$(0.00)
Total		$0.09	$0.01	$0.04

Weighted average number of shares outstanding
Basic	18	58,146,053	58,045,606	53,566,853
Diluted	18	58,148,712	58,165,203	53,651,336

See accompanying notes to the consolidated financial statements.

Norsat International Inc.
Consolidated Statements of Changes in Shareholders’ Equity
(Expressed in US Dollars)

	Notes	Issued capital	Treasury shares	Contributed surplus	Accumulated other comprehensive income	Deficit	Total shareholders' equity
As at January 1, 2012		$39,850,648	$-	$3,812,151	$(70,746)	$(24,914,155)	$18,677,898
Net earnings for the period		-	-	-	-	5,135,002	5,135,002
Other comprehensive income		-	-	-	322,572	-	322,572
Total		39,850,648	-	3,812,151	251,826	(19,779,153)	24,135,472

Purchase of shares for RSUs	16e	-	(131,474)	-	-	-	(131,474)
Stock-based compensation	16c	-	-	229,564	-	-	229,564
As at December 31, 2012		$39,850,648	$(131,474)	$4,041,715	$251,826	$(19,779,153)	$24,233,562

		Issued capital	Treasury shares	Contributed surplus	Accumulated other comprehensive income	Deficit	Total shareholders' equity
As at January 1, 2011		$37,447,180	$-	$3,718,244	$-	$(25,332,245)	$15,833,179
Net loss for the period		-	-	-	-	410,890	410,890
Other comprehensive income		-	-	-	(70,746)	-	(70,746)
Total		37,447,180		3,718,244	(70,746)	(24,921,355)	16,173,323

Shares repurchased andrelated fees	16b(i)	(35,113)	-	-	-	7,200	(27,913)
Exercise of options	16c	3,453	-	(1,026)	-	-	2,427
Exercise of warrants	16b(iii)	49,436	-	(19,304)	-	-	30,132
Shares issued under ESOP,
net of share isssuance costs	16b(ii)	348,792	-	-	-	-	348,792
Stock-based compensation	16c	-	-	114,237	-	-	114,237
Acquisition of subsidiary	5	2,036,900	-	-	-	-	2,036,900
At December 31, 2011		$39,850,648	$-	$3,812,151	$(70,746)	$(24,914,155)	$18,677,898

See accompanying notes to the consolidated financial statements.

Norsat International Inc.
Consolidated Statements of Cash Flows
(Expressed in US Dollars)

		Year Ended December 31
	Notes	2012	2011	2010

Cash and cash equivalents provided by (used in)
Operating activities:
Net earnings for the period		$5,135,002	$410,890	$2,140,143
Income taxes paid		(1,344,364)	(956,735)	-
Non-cash adjustments to reconcile net earnings to net cash flows:
Amortization		1,475,795	1,525,345	382,796
Foreign exchange loss		363,392	336,818	11,304
Loan acquisition cost amortization		26,844	23,643	-
Loss/(gain) on disposal of property and equipment	10	53,345	-	(29,396)
Gain on sale of subsidiary	24	(93,986)	-	-
Impairment of assets		-	-	133,429
Current income tax expense	19	782,034	811,081	139,775
Deferred income tax (recovery)/expense	19	(3,283,132)	478,585	(224,350)
Share-based payments	16c	229,564	114,237	166,807
Accretion of promissory notes		95,904	94,289	-
Government contribution	8	(1,108,673)	(1,602,199)	(1,086,968)
Changes in non-cash working capital	21	(55,534)	1,089,665	(586,912)
Net cash flows provided by operating actitivies		2,276,191	2,325,619	1,046,628

Investing activities:
Purchase of intangible assets, property and equipment		(547,662)	(276,673)	(584,789)
Proceeds from government contributions
for acquisition of property and equipment		260,214	-	28,878
Proceeds from sale of property and equipment		42,390	-	61,500
Redemption of short-term investment		67,918	-	-
Proceeds from sale of subsidiary	24	76,369	-	-
Acquisition of subsidiary, net of cash acquired	5	-	(15,235,954)	-
Net cash flows used in investing activities		(100,771)	(15,512,627)	(494,411)

Financing activities:
Repayment of acquisition loan	14	(2,800,000)	(2,200,000)	-
Proceeds from government contributions	8	1,554,669	1,127,888	1,126,994
Purchase of treasury shares	16	(131,474)	-	-
Proceeds from acquisition loan	14	-	11,892,959	-
Proceeds from shares issued under ESOP,
net of share issuance costs	16	-	348,792	130,823
Repurchase of common shares and related fees	16	-	(27,916)	(316,514)
Proceeds from exercising warrants and options	16	-	32,559	106,879
Net cash flows (used in) provided by financing activities		(1,376,805)	11,174,282	1,048,182

Effect of foreign currency translation on
cash and cash equivalents		61,955	(109,442)	-
Increase (decrease) in cash and cash equivalents		860,570	(2,122,168)	1,600,399
Cash and cash equivalents, beginning of period		4,192,875	6,315,043	4,714,644
Cash and cash equivalents, end of period		$5,053,445	$4,192,875	$6,315,043

Supplemental cash flow and other disclosures (note 21)
See accompanying notes to the consolidated financial statements.

Norsat International Inc.
Notes to the Consolidated Financial Statements
Years ended December 31, 2012, 2011 and 2010
(Expressed in US dollars)

1.	Nature of Business

Norsat International Inc. (“the Company”)  is incorporated under the laws of British Columbia, Canada and its registered office is Suite 110 – 4020 Viking Way, Richmond, British Columbia, Canada.

The Company is a leading provider of innovative communication solutions that enable the transmission of data, audio and video for challenging applications and environments. The Company’s products and services include Radio Frequency (“RF”) antennas and filters, portable satellite systems, microwave components, and maritime solutions.

The Company’s business operates primarily through three business segments – Antenna and Radio Frequency Conditioning Products (Sinclair Technologies), Satellite Solutions and Microwave Products.

2.	Basis of Preparation

The consolidated financial statements, including comparatives, have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

These consolidated financial statements are presented in United States Dollars, except when otherwise indicated.

The consolidated financial statements for the year ended December 31, 2012, including comparatives, have been approved and authorized for issue by the board of directors on March 5, 2013.

Reorganization

The Company’s legal structure was reorganized on June 29, 2012 such that all the assets and liabilities of Sinclair Technologies Inc. (“STI”), a wholly owned subsidiary of Sinclair Technologies Holdings Inc. (“STHI”), were transferred to STHI.  Immediately afterwards, all the assets and liabilities of STHI were transferred to Norsat International Inc (“Norsat”). As of June 29, 2012, STI and STHI were dissolved under the Business Corporation Act (Ontario); and hence, ceased to exist as legal entities. “Sinclair Technologies” continues to operate as a division of Norsat.

3.	Significant Accounting Policies

The consolidated financial statements have been prepared under the historical cost convention, except for revaluation of certain financial instruments. The Company’s principal accounting policies are outlined below:

3.1	Basis of Consolidation

The consolidated financial statements comprise the financial statements of the Company and its wholly owned subsidiaries. The Company’s significant subsidiaries are as follows:

➢	Norsat International [America], Inc.
➢	Norsat International (United Kingdom) Ltd.
➢	Norsat S.A.
➢	Sinclair Technologies Ltd. (a company registered in the United Kingdom)
➢	Sinclair Technologies Inc. (a company registered in the state of New York, USA)

Norsat International Inc.
Notes to the Consolidated Financial Statements
Years ended December 31, 2012, 2011 and 2010
(Expressed in US dollars)

Subsidiaries are fully consolidated from the date of acquisition, being the date on which the Company obtains control, and continue to be consolidated until the date that such control ceases. Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities. The financial statements of the subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies. All significant intercompany transactions and balances have been eliminated.

3.2	Business Combinations

Business combinations are accounted for using the acquisition method. The cost of the business combination is measured as the aggregate of the consideration transferred, measured at the acquisition date at fair value and the amount of any non-controlling interest in the acquiree. For each business combination, the acquirer measures the non-controlling interest in the acquiree either at fair value or at the appropriate share of the acquiree’s identifiable net assets. The acquiree’s identifiable assets, liabilities and contingent liabilities that meet the conditions for recognition under IFRS 3 Business Combinations are recognized at their fair values at the acquisition date. Acquisition costs are expensed in the period that they are incurred.

Goodwill is initially measured at cost being the excess of the consideration transferred over the net identifiable assets acquired and liabilities assumed. If the consideration transferred is lower than the fair value of the net assets of the subsidiary acquired, the difference is recognized immediately in the Consolidated Statements of Earnings and Comprehensive Income.

After initial recognition, goodwill is measured at cost less any accumulated impairment losses.

3.3	Significant Management Judgement and Estimation Uncertainty

The preparation of consolidated financial statements in conformity with IFRS requires the Company’s management to undertake a number of judgements, estimates and assumptions that affect amounts reported in the consolidated financial statements and notes thereto.  Actual amounts may ultimately differ from these estimates.

Significant Management Judgement

The following are significant management judgements in applying the accounting policies of the Company that have the most significant effect on recognition and measurement of assets, liabilities, income and expenses:

Recognition of deferred tax assets
The extent to which deferred tax assets can be recognized is based on an assessment of the probability of the Company’s future taxable income against which the deferred tax assets can be utilized. In addition, significant judgement is required in assessing the impact of any legal or economic limits or uncertainties in various tax jurisdictions.

Recognition of service and contract revenues
Determining when to recognize revenues from after-sales services requires an understanding of the customer’s use of the related products, historical experience and knowledge of the market. Recognizing construction contract revenue also requires significant judgement in determining milestones, actual work performed and the estimated costs to complete the work.

Recognition of Government contributions
The Company recognizes Government contributions of eligible expenditures when there is reasonable assurance that the Company will comply with the conditions attached to the grant and the grant will be received. The Company estimates Government contributions based on labour costs and expenses incurred and its belief of what will ultimately be approved for payment by Government agencies. Uncertainty relates to the acceptability of the contribution amounts claimed, actual timing and ultimate collectability that can vary from the Company’s estimation.

Norsat International Inc.
Notes to the Consolidated Financial Statements
Years ended December 31, 2012, 2011 and 2010
(Expressed in US dollars)

Estimation Uncertainty

Information about estimates and assumptions that have the most significant effect on the recognition and measurement of assets, liabilities, income and expenses is provided below. Actual results may be substantially different.

Selling prices of multi-element sales arrangements
Determining selling prices for multi-element arrangement follows a hierarchy of selling prices. If vendor specific objective evidence and third party evidence of selling price do not exist, then management’s best estimate of selling price for the deliverable is used. This requires significant judgement in determining the selling price based on an understanding of the customer’s use of the related product or service, historical experience and knowledge of the market.

Impairment of long-lived assets
In assessing impairment, management estimates the recoverable amount of each asset or cash generating units based on expected future cash flows and uses an interest rate to discount them. Estimation uncertainty relates to assumptions about future operating results and the determination of a suitable discount rate. In 2012, the Company did not recognize any impairment losses of long-lived assets.

Useful lives of depreciable assets
The Company reviews its estimate of the useful lives of depreciable assets at each reporting date, based on the expected utilization of the assets. Uncertainties in these estimates relate to technical obsolescence that may change the utilization of certain software and equipment.

Inventories
The Company estimates the net realizable values of inventories, taking into account the most reliable evidence available at each reporting date. The future realization of these inventories may be affected by future technology or other market-driven changes that may reduce future selling prices.

Business combinations
The Company uses valuation techniques in determining fair values of the various elements of a business combination based on future expected cash flows and a discount rate. Estimation uncertainty relates to assumptions about future operating results and the determination of a suitable discount rate.

Share-based payment - stock options
The Company measures the cost of equity-settled share-based transactions by reference to the fair value of the equity instruments at the date at which they are granted. Estimating fair value for share-based payment transactions requires determining the most appropriate valuation model, which is dependent on the terms and conditions of the grant. This estimate also requires determining the most appropriate inputs to the valuation model including the expected life of the stock option, volatility and dividend yield and making assumptions about them.

Share-based payment - restricted share units
The Company measures the cost of equity-settled share-based transactions by reference to the fair value of the equity instruments at the date at which they are granted. For restricted share units, the Company uses the TSX share price at grant date as fair value of the restricted share units. The resulting fair value of the restricted share units is then adjusted for an estimated forfeiture amount. Determining the forfeiture rate is based on historical experience. Actual number of restricted share units that vest is likely to be different from estimation.

Norsat International Inc.
Notes to the Consolidated Financial Statements
Years ended December 31, 2012, 2011 and 2010
(Expressed in US dollars)

Provision for warranties
The Company provides for warranty expenses by analyzing historical failure rates, warranty claims, current sales levels and current information available about returns based on warranty periods.  Uncertainty relates to the timing and amount of actual warranty claims that can vary from the Company’s estimation.

Allowance account for credit losses
The Company provides for bad debt by analyzing the historical default experience and current information available about customer’s credit worthiness on an account by account basis. Uncertainty relates to the actual collectivity of customer balances that can vary from the Company’s estimation.

3.4	Foreign Currency Translation

Functional and presentation currency
The Company’s consolidated financial statements are presented in United States dollars, which is also the Company’s functional currency.

Foreign currency transactions and balances
Foreign currency transactions are translated into the functional currency of the respective currency of the entity or division, using the exchange rates prevailing at the dates of the transactions (spot exchange rate). Foreign exchange gains and losses resulting from the settlement of such transactions and from the re-measurement of monetary items de nominated in foreign currency at period-end exchange rates are recognized in the Consolidated Statements of Earnings and Comprehensive Income.

Non-monetary items that are not re-translated at period end and are measured at historical cost (translated using the exchange rates at the transaction date), except for non-monetary items measured at fair value which are translated using the exchange rates as at the date when fair value was determined.

Foreign operations
In the Company’s financial statements, all assets, liabilities and transactions of the Company’s foreign operations with a functional currency other than US dollars are translated into US dollars upon consolidation.

Each foreign operation of the Company determines its own functional currency and items included in the financial statements of each foreign operation are measured using that functional currency and presented in US dollars.

The functional currency of the Company’s foreign operations has remained unchanged during the reporting period.

On consolidation, assets and liabilities have been translated into US dollars at the closing rate at the reporting date. Goodwill and intangible assets arising from acquisition of a foreign operation have been treated as assets and liabilities of the foreign operation and translated into US dollars at the closing rate. Income and expenses have been translated into US dollar at the average rate over the reporting period. Exchange differences are charged/ credited to other comprehensive income and recognized in the currency translation reserve in equity. On disposal of a foreign operation, the related cumulative translation differences recognized in equity are reclassified to profit or loss and are recognized as part of the gain or loss on disposal.

Norsat International Inc.
Notes to the Consolidated Financial Statements
Years ended December 31, 2012, 2011 and 2010
(Expressed in US dollars)

3.5	Share-Based Payments

Stock Options
The Company grants stock options to buy common shares of the Company to directors, senior officers, employees and service providers pursuant to an incentive share option plan described in note 16. The Board of Directors grants such options for periods of up to 5 years, with vesting periods determined at its sole discretion and at prices equal to the closing market price on the day the options were granted.

Under this method, the Company recognizes compensation expense for stock options awarded based on the fair value of the options at the grant date using the Black-Scholes option pricing model. Measurement inputs include the price of the common shares on the grant date, exercise price of the option, expected volatility of our common shares (based on weighted average historic volatility), weighted average expected life of the option (based on historical experience and general option holder behavior) and the risk-free interest rate. The fair value of the options is amortized over the vesting period and is included in operating expenses with a corresponding increase in contributed surplus. The amount recognized as an expense is adjusted to reflect the number of share options expected to eventually vest. When options are exercised, the proceeds are credited to issued capital.

Restricted Share Units
The Company grants restricted share units (“RSUs”) to directors, senior officers and employees pursuant to an incentive restricted share unit plan described in note 16. The RSU plan gives the eligible persons the right to receive, at the discretion of the Board, common shares, which are not to be issued from treasury, without any monetary consideration payable to the Company. The vesting of the RSUs is subject to time-based vesting terms, condition and restrictions as determined by the Board in its sole discretion.  Each RSU is convertible into one common share.

The Company recognizes compensation expenses for RSUs awarded based on the fair value of the common shares at the grant date. The fair value, which is determined by multiplying the Company’s share price by the number of RSUs granted, is amortized over the vesting period and is included in operating expenses with a corresponding increase in equity. The amount recognized as an expense is adjusted to reflect the number of RSUs expected to eventually vest.

Shares issued under Employee Share Ownership Plan (“ESOP”)
The Company issues common shares in connection with an ESOP offering under the Employee Investment Act (British Columbia) to directors, senior officers and employees as described in note 16. The shares are issued at a discount from share market price as approved by the Toronto Stock Exchange. The Company recognizes compensation expense for the difference between issue price and market price.

3.6	Treasury Shares

When the Company reacquires its own shares, the amount of the consideration paid is recognized as a deduction from shareholders’ equity. No gains or losses are recognized in the Consolidated Statements of Earnings and Comprehensive Income on the purchase, sale, issue or cancellation of the Company’s own shares. Repurchased shares are classified as treasury shares and are presented as a deduction from total shareholders’ equity. The Company has granted restricted share units as part of the Company’s long term incentive plan. The Company shall purchase common shares in the open market to satisfy the delivery of these share units. Treasury shares are recorded at the cost of the shares acquired in the open market. When treasury shares are sold or released subsequently, the amount received is recognized as an increase in treasury shares, and the resulting surplus or deficit on the transaction is transferred to/from retained earnings.

Norsat International Inc.
Notes to the Consolidated Financial Statements
Years ended December 31, 2012, 2011 and 2010
(Expressed in US dollars)

3.7	Cash and Cash Equivalents

Cash and cash equivalents consist of highly liquid interest bearing term deposits that are readily convertible to known amounts of cash with terms to maturity of up to 3 months. The cash and cash equivalents act as the Company’s primary source of cash and fluctuate directly as a result of its cash flows from operating, investing and financing activities.

3.8	Short-Term Investments

Included in short-term investments are restricted securities typically with terms of maturity of three months or more, but one year or less when acquired.

3.9	Allowance Account for Credit Losses

All of the Company’s trade and other receivables have been reviewed for indicators of impairment. The Company maintains an allowance account for credit losses for estimated losses that may arise if any of its customers are unable to make required payments. Management provides for bad debts by setting aside a percentage of sales towards the allowance account. The percentage is based on the Company’s historical default experience and is reviewed periodically to ensure consistency with default experience. In addition, periodically throughout the fiscal year, management specifically analyzes the age of outstanding customer balances, historical bad debt experience, customer credit-worthiness and changes in customer payment terms to evaluate estimates of collectability of the Company’s trade and other receivables balance. The allowance set aside is then adjusted to align with the specific analysis performed.

3.10	Inventories

Parts and supplies inventory is stated at the lower of weighted average cost and net realizable value.  Finished goods and work in process inventories include parts and supplies, labour and manufacturing overhead and are stated at the lower of weighted average cost and net realizable value.  Inventory is recorded net of any obsolescence provisions. When there is a significant change in economic circumstances, inventory that had been previously written down below cost may be written back up provided the reversal does not exceed the original write-down.

3.11	Prepaid Expenses and Other

Included in short-term prepaid expenses and other are prepayments related to materials, insurance premiums and other deposits required in the normal course of business which are less than one year.

Long-term prepaid expenses and other include other deposits of greater than one year.

3.12	Property and Equipment

Property and equipment are stated at cost less applicable tax credits, government assistance, and net of accumulated depreciation. Amortization of property and equipment is recorded on a straight-line basis at the following annual rates, which approximate the useful lives of the assets:

Assets	Period

Equipment	3 to 5 years
Furniture and fixtures	5 to 10 years
Leasehold improvements	Shorter of term of lease or useful life

Norsat International Inc.
Notes to the Consolidated Financial Statements
Years ended December 31, 2012, 2011 and 2010
(Expressed in US dollars)

When significant parts of property and equipment are required to be replaced in intervals, the Company recognizes such parts as individual assets with specific useful lives and depreciation, respectively. When a major inspection is performed, its cost is recognized in the carrying amount of the property and equipment as a replacement if the recognition criteria are satisfied. All other repair and maintenance costs are recognized in the Consolidated Statements of Earnings and Comprehensive Income as incurred.

The assets’ residual values, useful lives and methods of depreciation are reviewed at each financial year end.

3.13	Intangible Assets

Intangible assets acquired separately are measured on initial recognition at cost. The cost of intangible assets acquired in a business combination is its fair value as at the date of acquisition. Following initial recognition, intangible assets are carried at cost less any accumulated amortization and any accumulated impairment losses.

The useful lives of intangible assets are assessed as either finite or indefinite.

Intangible assets with finite lives are amortized over the useful economic life and assessed for impairment whenever there is an indication that the intangible asset may be impaired. The amortization period and the amortization method for an intangible asset with a finite useful life is reviewed at least at each financial year end.  Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset is accounted for by changing the amortization period or method, as appropriate, and are treated as changes in accounting estimates. The amortization expense on intangible assets with finite lives is recognized in the Consolidated Statements of Earnings  and Comprehensive Income.

Intangible assets with indefinite useful lives are not amortized, but are tested for impairment annually, either individually or at cash generating unit level. The assessment of indefinite life is reviewed annually to determine whether the indefinite life continues to be supportable. If not, the change in useful life from indefinite to finite is made on a prospective basis.

Gains or losses arising from disposal of an intangible asset are measured as the difference between the net disposal proceeds and the carrying amount of the asset and are recognized in the Consolidated Statements of Earnings and Comprehensive Income when the asset is derecognized.

The Company records amortization of intangible assets on a straight-line basis at the following annual rates, which approximate the useful lives of the assets:

Assets	Period

Software	1 to 3 years
Customer relationships	5 to 12 years
Product designs	20 years
Brand	Indefinite
Other	1.5 to 15 years

Brand is developed through years of advertising, promotional campaign and customer satisfaction. It contains beneficial elements to the Company that have been created over time and continue to create value to the Company. Hence, brand which reflects consumer awareness and recognition is considered indefinite in nature.

Norsat International Inc.
Notes to the Consolidated Financial Statements
Years ended December 31, 2012, 2011 and 2010
(Expressed in US dollars)

3.14	Impairment of Long-Lived Assets

The Company assesses at each reporting date whether there is an indication that an asset may be impaired. If any indication exists, or when annual impairment testing for an asset is required, the Company estimates the asset’s recoverable amount.

The recoverable amount is the higher of an asset’s or cash-generating unit’s fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

An impairment loss is recognized when the carrying amount of an asset, or its cash-generating unit, exceeds its recoverable amount. A cash-generating unit is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. Impairment losses are recognized in the Consolidated Statements of Earnings and Comprehensive Income.

An impairment loss is reversed if there is an indication that an impairment loss recognized in prior periods may no longer exist. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized previously. Such reversal is recognized in the Consolidated Statements of Earnings and Comprehensive Income.

The following criteria are also applied in assessing impairment of specific assets:

Goodwill is tested for impairment annually or when circumstances indicate that the carrying value may be impaired.Impairment is determined for goodwill by assessing the recoverable amount of each cash-generating unit to which the goodwill relates. Where the recoverable amount of the cash generating unit is less than their carrying amount an impairment loss is recognized to the extent the carrying amount exceeds the recoverable amount. Impairment losses relating to goodwill are not reversed in future periods.

Intangible assets with indefinite lives are tested for impairment annually either individually or at the cash generating unit level, as appropriate,or when circumstances indicate that the carrying value may be impaired.

3.15	Goodwill

Goodwill represents the future economic benefits arising from a business combination that are not individually identified and separately recognized. See note 3.2 for information on how goodwill is initially determined. Goodwill is carried at cost less accumulated impairment losses. Refer to note 3.14 for a description of impairment testing procedures.

3.16	Deferred Revenue

Revenue that has been paid for by customers but will qualify for recognition within the next year under the Company’s policies is reflected in current liabilities as deferred revenue (revenue that can be recognized in one year or less).  Included indeferred revenue are amounts related to installation, training, extended warranty, airtime and post contract support associated with the sale of the Company’s products.

Norsat International Inc.
Notes to the Consolidated Financial Statements
Years ended December 31, 2012, 2011 and 2010
(Expressed in US dollars)

Revenue that has been paid for by customers but will not qualify for recognition within the next year under the Company’s policies is reflected innon-current liabilities aslong-term deferred revenue (revenue that can be recognized in more than one year). Included in long-term deferred revenue are extended warranty and other services provided by the Company to its customers.

3.17	Comprehensive Income

Comprehensive incomeis comprised of net earnings for the period and other comprehensive income. Included in accumulated other comprehensive income are unrealized foreign exchange amounts on the translation of certain subsidiaries’ and divisions’functional currency to United States dollars.

3.18	Financial Instruments

Financial assets

Financial assets are classified into one of four categories:
➢  financial assets at fair value through profit or loss (“FVTPL”);
➢  held-to-maturity investments;
➢  available-for-sale financial assets; and
➢  loans and receivables.

The Company determines the classification of its financial assets at initial recognition, depending on the nature and purpose of the financial asset.

All financial assets, except financial assets at fair value through profit or loss, are recognized initially at fair value plus directly attributable transaction costs.

The Company’s financial assets include cash and cash equivalents, shortterm investments, and trade and other receivables.

The carrying value of these instruments approximates their fair value due to their immediate or short-term to maturity, or their ability for liquidation at comparable amounts.

The subsequent measurement of financial assets depends on their classification as follows:

i.
Financial assets at FVTPL

Financial assets are classified as FVTPL when the financial asset is held for trading or is designated upon initial recognition as FVTPL. Financial assets are classified as held for trading if they are acquired for the purpose of selling or repurchasing in the near term, it is part of an identified portfolio of financial instruments that are managed together and for which there is evidence of a recent actual pattern of short-term profit taking or it is a derivative that is not designated as an effective hedging instrument.

Financial assets classified as FVTPL are carried in the Consolidated Statements of Financial Position at fair value with changes in fair value recognized in the Consolidated Statements of Earnings and Comprehensive Income.

The Company has not designated any financial assets as FVTPL.

Norsat International Inc.
Notes to the Consolidated Financial Statements
Years ended December 31, 2012, 2011 and 2010
(Expressed in US dollars)

ii.
Held-to-maturity investments

Non-derivative financial assets with fixed or determinable payments and fixed maturities are classified as held-to-maturity when the Company has the positive intention and ability to hold it to maturity. After initial measurement held-to-maturity investments are measured at amortized cost using the effective interest method. The losses arising from impairment are recognized in the Consolidated Statement of Earnings and Comprehensive Income.

The Company has not designated any financial assets as held-to-maturity investments.

iii.
Available-for-sale financial assets

Non-derivative financial assets are designated as available–for-sale or are prescribed to this classification if not classified as (a) loans and receivables, (b) held-to-maturity investments or (c) financial assets at fair value through profit or loss. After initial measurement, available-for-sale financial assets are subsequently measured at fair value with unrealized gains or losses recognized as other comprehensive income in the available-for-sale reserve until the investment is derecognized, at which time the cumulative gain or loss is recognized in the Consolidated Statement of Earnings and Comprehensive Income and removed from the available-for-sale reserve.

The Company has not designated any financial assets as available-for-sale assets.

iv.
Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. After initial measurement, such financial assets are subsequently measured at amortized cost using the effective interest method. The impairment loss of receivables is based on a review of all outstanding amounts periodically throughout the fiscal year. Bad debts are written off during the period in which they are identified. The losses arising from impairment are recognized in the Consolidated Statement of Earnings and Comprehensive Income. Interest income is recognized by applying the effective interest rate.

The effective interest method calculates the amortized cost of a financial assetand allocates interest income over the corresponding period. The effectiveinterest rate is the rate that discounts estimated future cash receipts over theexpected life of the financial asset, or, where appropriate, a shorter period.

The Company has classified cash and cash equivalents, short-term investments, and trade and other receivables as loans and receivables.

De-recognition

A financial asset is derecognized when the rights to receive cash flows from the asset have expired.

Impairment of financial assets

Financial assets, other than those at FVTPL, are assessed for indicators of impairment at each reporting date. Financial assets are impaired when there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the financial asset, the estimated future cash flows of the investment have been impacted.

Norsat International Inc.
Notes to the Consolidated Financial Statements
Years ended December 31, 2012, 2011 and 2010
(Expressed in US dollars)

Objective evidence of impairment could include the following:

➢  significant financial difficulty of the issuer or counterparty;
➢  default or delinquency in interest or principal payments; or
➢  it has become probable that the borrower will enter bankruptcy or financial reorganization.

For financial assets carried at amortized cost, the amount of the impairment isthe difference between the asset’s carrying amount and the present value ofthe estimated future cash flows, discounted at the financial asset’s original effective interest rate.

The carrying amount of all financial assets, excluding trade receivables, isdirectly reduced by the impairment loss. The carrying amount of trade receivables are reduced through the use of an allowance account. When a trade receivable is considered uncollectible, it is written off against the allowance account. Subsequent recoveries of amounts previously written off are credited against the allowance account. Changes in the carrying amount of the allowance account are recognized in the Consolidated Statement of Earningsand Comprehensive Income.

Financial liabilities

Financial liabilities are classified as either financial liabilities at fair value through profit or loss or other financial liabilities. The Company determines the classification of its financial liabilities at initial recognition. All financial liabilities are recognized initially at fair value, net of transaction cost except FVTPL.

The financial liabilities include trade and other payables, accrued liabilities, acquisition loan, and promissory note payable.

Subsequent measurement of financial liabilities depends on their classification as follows:

i.
FVTPL

FVTPL include financial liabilities held for trading and financial liabilities designated upon initial recognition as at fair value through profit or loss.

Financial liabilities are classified as held for trading if they are acquired for the purpose of selling in the near term. This category includes derivative instruments that are not designated as hedging instruments in hedge relationships as defined by IAS 39. Gains and losses on liabilities held for trading are recognized in the Consolidated Statement of Earnings and Comprehensive Income.

The Company has not designated any financial liabilities upon initial recognition as FVTPL.

ii.
Other financial liabilities

After initial recognition at fair value less transaction costs, other financial liabilities are subsequently measured at amortized cost using the effective interest method.

The effective interest method is a method of calculating the amortized cost of a financial liability and of allocating interest expense over the corresponding period. The effective interest rate is the rate that discounts estimated future cash payments over the expected life of the financial liability.

Gains and losses are recognized in the Consolidated Statement of Earnings and Comprehensive Income.

The Company has classified trade and other payables, accrued liabilities,acquisition loan and promissory note payable as other financial liabilities.

Norsat International Inc.
Notes to the Consolidated Financial Statements
Years ended December 31, 2012, 2011 and 2010
(Expressed in US dollars)

De-recognition

A financial liability is derecognized when the obligation under the liability is discharged, cancelled, or expired.

The carrying value of financial liabilities approximates their fair value due to their immediate or short-term to maturity, or their ability for liquidation at comparable amounts.

3.19	Revenue Recognition

The Company’s revenues consist of sales of hardware, software, consulting, bandwidth, installation, training, extended warranty and post contract customer support. These services are set forth separately in the contractual arrangements such that the total price of the customer arrangement is expected to vary as a result of the inclusion or exclusion of services. Multiple deliverable revenue arrangements are to be divided into more than one unit of accounting and the criteria for revenue recognition are considered separately for each accounting unit if the following criteria are met:

➢  the delivered item(s) has standalone value and
➢  when a general right of return exists for the delivered item, the delivery or performance of undelivered item is probable and substantially in the control of the Company.

For those contracts where the services are not essential to the functionality of any other element of transaction, the Company determines selling price for these services based on a hierarchy of selling prices:

➢  Vendor specific objective evidence (“VSOE”) of selling price,
➢  If VSOE does not exist then third party evidence of selling price (“TPE”) is used, or
➢  If neither VSOE nor TPE exist, then management’s best estimate of selling price for the deliverable is used.

Arrangement consideration is allocated to all deliverables based on their relative selling prices. As a result of the hierarchy of selling prices, the Company is required to determine the selling price for each deliverable provided the conditions for separation have been met.

Hardware is considered a separate unit of accounting because (1) the delivered item has standalone value to customers as it is sold separately by the Company and (2) there is no general right of return on products and the delivery or performance of the undelivered item is probable and substantially in the control of the Company.In establishing selling price for hardware, the Company relies on third party evidence based on stand-alone sales of largely interchangeable products. The Company’s hardware components are customized in nature and specific to a customer’s order requirements. As a result, establishing VSOE of selling price would not be possible.

The Company recognizes revenue from the sale of hardware products upon the later of transfer of title or upon shipment of the hardware product to the customer; so long as persuasive evidence of an arrangement exists, delivery has occurred, the fee is fixed or determinable, and collectability is reasonably assured.

The Company’s multiple-element sales arrangements include arrangements where hardware with embedded software licenses and the associated post contract customer support (“PCS”) are sold together. The Company uses VSOE to determine selling price of the undelivered PCS elements based on fair value labour rates and consistent renewal rates.

Norsat International Inc.
Notes to the Consolidated Financial Statements
Years ended December 31, 2012, 2011 and 2010
(Expressed in US dollars)

The Company’s multiple-element sales arrangements include rights for the customer to renew PCS after the bundled term ends.  These rights are irrevocable to the customer’s benefit, are for specified prices, are consistent with the initial price in the original multiple-element sales arrangement, and the customer is not subject to any economic or other penalty for failure to renew.  Further, the renewal PCS options are for services comparable to the bundled PCS and cover similar terms and periods.

PCS revenue associated with hardware is recognized ratably over the term of the PCS period, which typically is one year.  PCS revenue includes support levels that provide customers with access to telephone support for trouble-shooting, diagnosis and extends to on-site repair of products. PCS is considered a separate unit of accounting because (1) the delivered item has standalone value to customers as it is sold separately by the Company and (2) there is no general right of return and the delivery or performance of the undelivered item is probable and substantially in the control of the Company.

Extended warranty of 1 to 3 years can be purchased separately by customers.Revenue on extended warranty is deferred and recognized in income on a straight-line basis over the contracted period. Extended warranty revenue is recognized after the Company’s one year manufacturer’s warranty expires.

Revenue is recognized on installation, training, and consulting services when these services have been performed. Selling price on these items is determined by reference to third party evidence of comparable services. Installation, training and consulting services are separate units of accounting because (1) the delivered item has standalone value to customers as it is sold separately by the Company and (2) there is no general right of return and the delivery or performance of the undelivered item is probable and substantially in the control of the Company.

Revenue that has been received but does not yet qualify for recognition under the Company’s policies is reflected as either deferred revenue (revenue that can be recognized in less than one year) or long-term deferred revenue (revenue that can be recognized in more than one year).

For reseller arrangements, fees are fixed or determinable on delivery to the reseller because the Company’s agreements with customers and resellers do not contain product return rights.

3.20	Construction Contracts

The Company also earns revenue from fixed-price construction contracts. These contracts specifically negotiated for the construction of a combination of products and services are awarded at agreed prices. Revenue from fixed-price contracts is recognized under the percentage-of- completion method. Under this method, contract revenue is matched with the contract costs incurred in reaching the stage of completion, resulting in the reporting of revenue, expenses and profit which can be attributed to the proportion of work completed. Contract revenue is recognized as revenue in profit or loss in the accounting periods in which the work is performed. Contract costs are usually recognized as an expense in the Consolidated Statement of Earnings and Comprehensive Income in the accounting periods in which the work to which they relate is performed. However, any expected excess of total contract costs over total contract revenue for the contract is recognized as an expense immediately.

If circumstances arise that change the original estimates of revenues, costs or extent of progress toward completion, estimates are revised. These revisions may result in increases or decreases inestimated revenues or costs and are reflected in the Consolidated Statement of Earnings and Comprehensive Income in the period in which the circumstancesthat give rise to the revision become known by management. Provisions for estimated losses, if any,are recognized in the year or period in which the loss is determined. Contract losses are measuredas the amount by which the estimated costs of the contract exceed the estimated total revenue from the contract. Contract work-in-progress revenue is recorded to the extent that revenue has been recognized, but not yet billed to the customer.

Norsat International Inc.
Notes to the Consolidated Financial Statements
Years ended December 31, 2012, 2011 and 2010
(Expressed in US dollars)

3.21	Research and Development Costs

Research costs are expensed as incurred.  Development costs are deferred if the product or process and its market or usefulness is clearly defined, the product or process has reached technical feasibility, adequate resources exist or are expected to exist to complete the project and management intends to market or use the product or process.  If these criteria are not met, the development costs are expensed as incurred.

3.22	Government Contributions

Government funding of eligible research and development expenditures are credited when earned against product development expenses or the cost of property and equipment, to which the funding relate. The Company amortizes the cost of the related property and equipment over its useful life according to the Company’s accounting policy relating to property and equipment. The Company recognizes government grants only when there is reasonable assurance that the Company will comply with the conditions attached to the grant and the grant will be received. The Company presents the grant as a deduction of the carrying amount of the asset the grant relates to in the Consolidated Statements of Financial Position. The grant is recognized in the Consolidated Statements of Earnings and Comprehensive Income over the life of the depreciable assets as a reduced depreciation expense.

3.23	Income Taxes

Income tax expense consists of current and deferred income tax expense. Income tax expense is recognized in the Consolidated Statement of Earnings and Comprehensive Income.

Current income tax expense is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at period end, adjusted for amendments to tax payable with regards to previous years.

Deferred income taxes are recorded using the statement of financial position liability method. Under this method, deferred income tax assets and liabilities are recognized for future tax consequences attributable to differences between the consolidated financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred income tax assets and liabilities are measured using the enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability is settled.

The effect on deferred income tax assets and liabilities of a change in tax rates is recognized in earnings in the period that substantive enactment occurs.

A deferred income tax asset is recognized to the extent that it is probable that future taxable profits will be available against which the asset can be utilized. To the extent that the Company does not consider it probable that a future tax asset will be recovered, it provides a valuation allowance against the excess.

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities, when they relate to income taxes levied by the same taxation authority, and when the Company intends to settle its current tax assets and liabilities on a net basis.

Norsat International Inc.
Notes to the Consolidated Financial Statements
Years ended December 31, 2012, 2011 and 2010
(Expressed in US dollars)

The Company accounts for income tax credits in accordance with IAS 12 Income taxes.

3.24	Profit or loss from discontinued operations

A discontinued operation is a component of the Company that either has been disposed or, or is classified as held for sale, and:

➢  represents a separate major line of business or geographical area of operations
➢  is part of a single coordinated plan to dispose of a separate  major line of business or geographical area of operations or
➢  is a subsidiary acquired exclusively with a view to resale.

Profit or loss from discontinued operations, including prior year components of profit or loss, is presented in a single amount in the Consolidated Statements of Earnings and Comprehensive Income. This amount, which comprises the post-tax profit or loss of discontinued operations and the post-tax gain or loss resulting from the measurement and disposal of assets classified as held for sale, is further analyzed in note 24.

The disclosure for the discontinued operations in the prior year relate to all operations that have been discontinued by the end of the reporting period for the latest period presented.

3.25	Net Earnings Per Share

Basic net earnings per share are computed by dividing net earnings by the weighted average number of common shares outstanding during the period.

Diluted net earnings per share is computed similar to basic net earnings per shares, except that the weighted average shares outstanding are increased to include additional shares for the assumed exercise of stock options and warrants at the beginning of the reporting period, if dilutive. The number of additional shares is calculated assuming that outstanding stock options and warrants were exercised and the proceeds from such exercises were used to repurchase common shares at the average market price during the reporting period. Stock optionsand warrants are dilutive when the market price of the common shares at the end of the period exceeds the exercise price of the options and warrants and when the Company generates net earnings.

3.26	Provisions and contingent liabilities

Provisions for product warranties, legal claims, onerous contracts or other claims are recognized when the Company has a present legal or constructive obligation as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. Timing or amount of the outflow may still be uncertain. The expense relating to any provision is presented in the Consolidated Statements of Earnings and Comprehensive Income, net of any reimbursement.

Provisions are measured at the estimated expenditure required to settle the present obligation, based on the most reliable evidence available at the reporting date, including risks and uncertainties associated with the present obligation. Where there are a number of similar obligations, the likelihood that an outflow will be required in settlement is determined by considering the class of obligations as a whole. Provisions are discounted to their present values, where the time value of money is material.

In those cases where the possible outflow of economic resources as a result of present obligations is considered improbably or remote, no liability is recognized.

Norsat International Inc.
Notes to the Consolidated Financial Statements
Years ended December 31, 2012, 2011 and 2010
(Expressed in US dollars)

3.27	Changes in Accounting Policies and Future Accounting Pronouncements

In 2012, the Company has early adopted the Annual Improvements to IFRSs 2009-2011 Cycle of IAS 1 Presentation of Financial Statements. The amendments to IAS 1 clarifies the requirements for comparative information when entities apply accounting policies retrospectively, makes a retrospective restatement of items in the financial statements, or when items are reclassified in its financial statements. By early adopting the standard, the Company has determined that they are not required to present a third statement of financial position for items that have been reclassified retrospectively. The amendments are effective for annual periods beginning on or after January 1, 2013 but can be applied earlier.

The following new accounting pronouncements have been issued but are not effective and may have an impact on the Company:

Effective for annual periods beginning on or after January 1, 2013:

The International Accounting Standards Board (IASB) has issued Consolidated Financial Statements, Joint Arrangements and Disclosure of Interests in Other Entities: Transition Guidance (Amendments to IFRS 10 Consolidated Financial Statements, IFRS 11 Joint Arrangements and IFRS 12 Disclosure of Interests in Other Entities). The amendments clarify the transition guidance in IFRS 10 Consolidated Financial Statements. The effective date of the amendments is annual periods beginning on or after January 1, 2013, which is aligned with the effective date of IFRS 10, 11 and 12.

IFRS 10 Consolidated Financial Statements builds on existing principles by identifying the concept of control as the determining factor in whether an entity should be included within the consolidated financial statements of the parent company. The standard provides additional guidance to assist in the determination of control where this is difficult to assess. IFRS 10 Consolidated Financial Statements replaces SIC-12 Consolidation-Special Purpose Entities and parts of IAS 27 Consolidated and Separate Financial Statements. Based on current facts and circumstances, the Company does not expect to be materially affected by the application of this standard.

IFRS 11 Joint Arrangements provides for a more realistic reflection of joint arrangements by focusing on the rights and obligations of the arrangement, rather than its legal form (as is currently the case). The standard addresses inconsistencies in the reporting of joint arrangements by requiring a single method to account for interests in jointly controlled entities. IFRS 11 supersedes IAS 31 Interests in Joint Ventures and SIC-13 Jointly Controlled Entities-Non-monetary Contributions by Venturers. Based on current facts and circumstances, the Company does not have any joint arrangements as defined by IFRS 11, and hence, does not expect to be affected by the application of this standard.

IFRS 12 Disclosure of Interests in Other Entities is a new and comprehensive standard on disclosure requirements for all forms of interests in other entities, including subsidiaries, joint arrangements, associates, special purpose vehicles and other off-balance sheet vehicles. The effective date is annual periods beginning on or after January 1, 2013. Based on current facts and circumstances, the Company does not expect to be materially affected by the application of this standard.

IFRS 13 Fair Value Measurements explains how to measure fair value by providing a clear definition and introducing a single set of guidance for (almost) all fair value measurements. It clarifies how to measure fair value when a market becomes less active and improves transparency through additional disclosures. The effective date is annual periods beginning on or after January 1, 2013. Based on current facts and circumstances, the Company does not expect to be materially affected by the application of this standard.

Norsat International Inc.
Notes to the Consolidated Financial Statements
Years ended December 31, 2012, 2011 and 2010
(Expressed in US dollars)

Effective for annual periods beginning on or after January 1, 2015:

IFRS 9 Financial Instruments will replace IAS 39 Financial Instruments: Recognition and Measurement, and is currently being developed in stages by the IASB. The IASB has decided to delay implementation until periods beginning on or after January 1, 2015, with early application permitted. The new standard replaces the current multiple classification and measurement models for financial assets and liabilities with a single model that has only two classification categories: amortized cost and fair value. IFRS 9 has also been amended not to require the restatement of comparative period financial statements for the initial application of the classification and measuring requirements of IFRS 9, but instead requires modified disclosures on transition to IFRS 9. The Company has not early adopted this standard and is currently assessing the impact that this standard will have on the consolidated financial statements.

4.	Cost of Sales and Expenses

	Year Ended December 31
	2012	2011	2010
Cost of Sales
Direct cost of sales	$23,879,975	$21,056,263	$9,978,893
Depreciation and amortization	116,290	84,282	-
Transfer from Expenses	272,354	294,685	374,523
	$24,268,619	$21,435,229	$10,353,416

Selling and distributing expenses
Direct expenses	$6,531,979	$5,018,548	$2,943,629
Depreciation and amortization	758,400	673,400	-
Transfer to Cost of Sales	(24,630)	(77,827)	(21,055)
Less: Government contribution (Note 8)	(53,123)	-	-
	$7,212,626	$5,614,121	$2,922,574

General and administrative expenses
Direct expenses	$5,171,267	$7,087,370	$3,465,243
Transfer to Cost of Sales	(191,861)	(112,581)	(353,468)
Depreciation and amortization	182,325	220,684	168,551
Less: Government contribution (Note 8)	(64,811)	-	-
	$5,096,920	$7,195,473	$3,280,326

Product development expenses, net
Direct expenses	$3,001,171	$2,454,270	$1,735,832
Depreciation and amortization	418,780	546,979	214,245
	$3,419,951	$3,001,249	$1,950,077
Transfer to Cost of Sales	(55,863)	(104,277)	-
Government contribution (Note 8)	(990,740)	(1,602,199)	(1,086,968)
	$(1,046,603)	$(1,706,476)	$(1,086,968)
	$2,373,348	$1,294,773	$863,109

Supplementary information:
Short-term employee benefits	$13,276,567	$11,996,369	$4,329,590

Short-term employee benefits include wages, salaries, bonus, sales commissions, social security contributions, extended health premiums, Medical Services Plan payments, Registered Retirement Savings Plan contributions and vacation accrual.

Norsat International Inc.
Notes to the Consolidated Financial Statements
Years ended December 31, 2012, 2011 and 2010
(Expressed in US dollars)

5.	Business Combination

Acquisition of Sinclair Technologies Holdings Inc.

On January 21, 2011, the Company acquired 100% of the outstanding shares of Sinclair Technologies Holdings Inc. (“Sinclair”), a private company based in Aurora, Ontario specializing in the manufacture of antenna and radio frequency conditioning products.

The Company believes the acquisition of Sinclair complements the Company’s core businesses and supports the Company’s goal of becoming a leadingprovider of innovative communication solutions that enable the transmission of data, audio and video for challenging applications and environments.It is expected that Sinclair will help diversify the Company’s markets into the commercial space and into the municipal government level. In addition, the Company believes that combining forces with Sinclair may create opportunities to cross sell its customer base, resell Sinclair’s products using its Microwave Products segment, potentially have target design antennas for its Maritime Solutions segments, and expose Sinclair’s products to its relationships in Europe and the military markets.

The identified assets, liabilities, and purchase price below are a result of management’s best estimates and assumptions after taking into account all relevant information available.The Company conducted studies and analysis of the acquired assets and liabilities to arrive at the final purchase price allocation below. The assessed fair value of the identifiable assets and liabilities of Sinclair as at January 21, 2011 are as follows:

Fair value recognized on acquisition
Assets
Cash and cash equivalents	$726,102
Short-term investments	29,997
Trade and other receivables	2,300,607
Inventories	4,844,883
Prepaid expenses and other	152,856
Property and equipment, net	597,689
Intangible assets, net	10,138,717
Deferred income tax assets	66,993
Total Assets	18,857,844

Liabilities
Trade and other payables	2,064,882
Deferred income tax liabilities	2,910,040
Taxes payable	741,369
Total Liabilities	5,716,291

Total identifiable net assets at fair value	$13,141,553

Goodwill on acquisition of Sinclair	5,360,340

Purchase consideration transferred	$18,501,893

Goodwill is primarily related to growth expectations, expected future profitability, the substantial skill and expertise of Sinclair’s workforce and expected cost synergies. Goodwill arising on the acquisition of Sinclair is not deductible for tax purposes.

Norsat International Inc.
Notes to the Consolidated Financial Statements
Years ended December 31, 2012, 2011 and 2010
(Expressed in US dollars)

The Company has collected substantially all of the trade and other receivables recognized on acquisition.

Purchase consideration

The fair value of the purchase consideration is summarized as follows:

Cash	$15,962,056
Shares issued, at fair value	2,036,900
promissory note payable	502,937
Total purchase consideration	$18,501,893

The Company paid cash consideration of $15,962,056, financed from the Company’s cash and cash equivalents in the amount of $3,962,056, debt financing from its principal banker of $12,000,000, contingent consideration of 4,028,932 common shares issued from treasury with a fair value of $2,036,900 and promissory notes with a total face value of $750,000 plus interest at 3% per annum with a fair value of $502,937. The issuance of the common shares and the payment of promissory notes are contingent upon Sinclair achieving certain financial metrics.

$1,000,000 of the cash consideration is held in escrow and acts as a security for certain events should the Company be subject to any liabilities, claims or similar arising from representation or warranties made by the vendors.  The $1,000,000, less claimed amounts, if any, is releasable to the vendors on January 21, 2013. As at March 5, 2013, all funds have been released from escrow.

At December 31, 2011, the 4,028,932 common shares component of the purchase consideration was held in escrow.  The common shares were to be released to the vendors, at rate of 100%, 75% or 0%, subject to Sinclair achieving certain financial metrics for the year ended December 31 2011.  Based on Sinclair’s fiscal 2011 financial results, the Company released from escrow 100% of the common shares to the vendors during the second quarter of 2012.

The Company discounted the promissory notes with a total face value of $750,000 using a discount rate of 20% for the duration of its maturity. The 4,028,932 common shares were discounted compared to the acquisition date’s listed stock exchange price using the Black-Scholes Option Pricing model. The assumptions used for the fair value discount of the common shares were as follows:

Risk free interest rate	1.70%
Expected life	1.57 years
Vesting period	Immediately
Expected volatility	60.4%
Expected dividends	nil

The promissory notes were held in escrow and were to be released to the vendors, at a rate of 100%, 75% or 0%, subject to Sinclair achieving certain financial metrics for the year ended December 31, 2012.

On May 30, 2012 the vendors and the Company agreed to a reduction in the final contingent payment from the original face value of $750,000 to $725,000 for immediate release of the promissory notes from escrow. The timing of the payout remains unchanged: 50% of the principal plus interest to be paid on March 29, 2013 and the balance of the principal plus interest on June 28, 2013. As a result of the change in face value, the Company decreased in the second quarter the related accretion expense by $20,833 and accumulated interest accrued by $312 with a corresponding decrease in promissory note payable and accrued liabilities.

The value of the promissory notes as at December 31, 2012 was $693,129 (Dec 31, 2011-$597,226).

Norsat International Inc.
Notes to the Consolidated Financial Statements
Years ended December 31, 2012, 2011 and 2010
(Expressed in US dollars)

The Company paid its principal banker $108,000 in financing fees to acquire the $12,000,000 debt financing.  The $108,000 was capitalized as part of the cost of the debt and is being amortized over the term (Note 14).

The Company incurred transaction costs of approximately $800,000 of which $500,000 and $300,000 were incurred in 2011 and 2010 respectively, in relation to the acquisition that were recognized in the Consolidated Statements of Earnings and Comprehensive Income.

6.	Capital Disclosures

The Company's objectives and policies for managing capital are to maintain a strong capital base so as to maintain investor, creditor and market confidence, sustain future development of the business and to safeguard the Company’s ability to support the Company’s normal operating requirements on an ongoing basis.

The capital of the Company consists of the items included in the Consolidated Statements of Financial Position in the shareholders’ equity section, the promissory note and the operating line of credit (if drawn).  The Company manages its capital structure and makes changes based on economic conditions and the risk characteristics of the Company’s assets.  As at December 31, 2012 shareholder’s equity was $24,233,562 (2011-$18,677,898).

To manage the Company’s capital requirements, the Company has in place a planning and budgeting process which helps determine the funds required to ensure the Company has the appropriate liquidity to meet its operating and growth objectives.  The Company plans to continue to fund its short-term cash requirements through operations, and if required, the Company has an operating line of credit in place that can be drawn upon (Note 13).

During September 2008, the Company entered into an agreement with the Canadian Federal Minister of Industry (the Minister) through the Strategic Aerospace & Defense Initiative (SADI) whereby the Minister will provide funding of 35% of eligible spending related to the research and development of Aerospace & Defense (A&D) technology development projects to a maximum funding amount of Cdn$5,975,200 for eligible costs starting from September 21, 2007 up to and including December 31, 2012 (Note 8).

For the year ended December 31, 2012, there were no changes in the Company's approach to capital management.

As at December 31, 2012 the Company hadthe following externally imposed capital requirements under its operating line of credit agreements (Note 13) and the acquisition loan agreement (Note 14):

➢	Working capital ratio (current assets divided by current liabilities) cannot be less than 1.25:1.00 – calculated quarterly,

➢
Debt service coverage ratio cannot be less than 0.70:1.00 for the fiscal year ending December 31, 2012 and cannot to be less than 1.00 thereafter. Ratio is based on Earnings before Interest Depreciation and Amortization (“EBITDA”) less cash taxes and unfunded capital expenditures divided by aggregate principal and interest payments made during the relevant fiscal year – calculated annually beginning December 31, 2012, and

➢
Funded debt to EBITDA, less unfunded capital expenditures (“Debt to EBITDA Ratio”) cannot exceed
3.50:1.00 for the three months ending September 30, 2012
3.00:1.00 for the period ending December 31, 2012, and
2.50:1.00 thereafter – calculated quarterly, on a rolling 12 month basis.

Norsat International Inc.
Notes to the Consolidated Financial Statements
Years ended December 31, 2012, 2011 and 2010
(Expressed in US dollars)

EBITDA is defined as earnings before interest, taxes, depreciation, and amortization and is a non-IFRS measure. Unfunded capital expenditures are defined as capital expenditures which are not financed by external sources, such as being financed by the Company’s own cash and cash equivalents.  Funded debt includes only the acquisition loan (Note 14).

As at December 31, 2012, the Company is in compliance with its externally imposed covenants.

7.	Financial Instruments and Risk Exposures

Fair value measurement

The Company’s financial assets include cash and cash equivalents, short term investments, and trade and other receivables. The Company’s financial liabilities include trade and other accounts payable, accrued liabilities, acquisition loan, and promissory note payable.

The Company has classified its cash and cash equivalents, short-term investments, and trade and other receivables, as loans and receivables, measured at amortized cost using the effective interest rate method. Trade and other payables, accrued liabilities, acquisition loan, and promissory note payable are classified as other financial liabilities, measured at amortized cost using the effective interest rate method. The effective interest rate is the rate that exactly discounts the estimated future cash payments or receipts through the expected life of the financial instrument or a shorter period, where appropriate, to the net carrying amount of the financial asset orliability.

The carrying value of the Company’s financial assets and liabilities is considered to be a reasonable approximation of fair value due to their immediate or short term maturity, or their ability for liquidation at comparable amounts.

Credit Risk

Credit risk is the risk of a financial loss if a customer or counterparty to a financial instrument fails to meet its obligations under a contract.  This risk primarily arises from the Company’s receivables from customers.

The Company’s exposure to credit risk is dependent upon the characteristics of each customer. Each customer is assessed for credit worthiness, using third party credit scores and through direct monitoring of their financial well-being on a continual basis.  In some cases, where customers fail to meet the Company's credit worthiness benchmark, the Company may choose to transact with the customer on a prepayment basis.

The Company does not have credit insurance or other financial instruments to mitigate its credit risk as management has determined that the exposure is minimal due to the composition of its customer base.

The Company regularly reviews the collectability of its trade and other receivables and establishes an allowance account for credit losses based on its best estimate of any potentially uncollectible accounts. As at December 31, 2012, the balance of the allowance account for credit losses was $71,744 (2011-$65,553).

Norsat International Inc.
Notes to the Consolidated Financial Statements
Years ended December 31, 2012, 2011 and 2010
(Expressed in US dollars)

Pursuant to their respective terms, net trade and other receivables was aged as follows as at December 31, 2012 and 2011:

	As at December 31
	2012	2011
0-30 days	$3,854,154	$4,178,146
31-60 days	1,802,502	1,689,339
61-90 days	1,176,067	1,003,608
Greater than 90 days	260,446	1,064,770
Total trade and other receivables	$7,093,169	$7,935,863

There is a possibility of increased customer credit risk due to the ongoing global recessionary trends. As at December 31, 2012, the Company’s trade accounts receivable are made up of approximately 15% (2011 – 25%) government trade receivables and the balance of the outstanding trade accounts receivable are spread over a large number of customers.

In 2011, the Company recognized $300,985 in contract work-in progress relating to construction type revenue recognized but not yet billed to the customer. During the second quarter of 2012, the Company gained final acceptance from the customer and recognized the revenue in full.

The Company may also have credit risk relating to cash and cash equivalents, which it manages by dealing with large banks and investing in highly liquid investments. The Company’s objective is to minimize its exposure to credit risk in order to prevent losses on financial assets by placing its investments in highly liquid investments such as guaranteed investment funds. The Company’s cash and cash equivalents carrying value as at December 31, 2012 totaled $5,053,445 (2011- $4,192,875), and trade and other receivables of $7,093,169 (2011- $7,935,863), representing the maximum exposure to credit risk of these financial assets.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due.

The Company has in place a planning and budgeting process which helps determine the funds required to ensure the Company has the appropriate liquidity to meet its operating and growth objectives.

To manage this risk the Company maintains an operating line of credit which provides access to funds in Canadian and or United States dollars to meet short-term financing obligations.

As at December 31, 2012, the Company had cash and cash equivalents of $5,053,445, and trade and other receivables of $7,093,169 for a total of $12,146,614. The liquidity and maturity timing of these assets are adequate for the settlement of the following short-term financial obligations:

2013
Acquisition loan	$3,000,000
Promissory note payable	755,248
Accrued liabilities	3,482,535
Trade and other payables	2,340,985
Provisions	385,950
Taxes payable	174,939
Total	$10,139,657

Norsat International Inc.
Notes to the Consolidated Financial Statements
Years ended December 31, 2012, 2011 and 2010
(Expressed in US dollars)

Although the acquisition loan is due on demand, the Company does not believe that the demand feature will be exercised. Assuming payment of the acquisition loan is not demanded, scheduled repayment on the acquisition loan over the next five years is shown under note 23, Commitments and Contingencies.

Currency risk

Currency risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate due to changes in foreign exchange rates.

The Company is exposed to currency risk as a result of components of cost being denominated in currencies other than the United States dollar, primarily the Canadian dollar. The Company holds cash and has liabilities (primarily trade and other payables, accrued liabilities, acquisition loan and provisions) in currencies other than the United States dollar, primarily the Canadian dollar. In addition, the Company also has Canadian dollar denominated trade and other receivables that are subject to currency risk.

The Company manages currency risk by holding cash in foreign currencies to supportforecasted foreign currency denominated liabilities and does not use derivative instruments to reduce its exposure to foreign currency risk.

A 1% appreciation (depreciation) in the United States dollar price of Canadian dollars would result in gain (loss) of approximately $180,000 (2011-177,000, 2010- $90,000).

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company’s exposure to the risk of changes in market interestrates relates primarily to the Company’s acquisition loan subject to floating interest rates. The Company does not enter into any interest rate swaps to mitigate interest rate risk.

8.	Government Contributions

Strategic Aerospace & Defense Initiative (SADI)

The Company entered into an agreement with the Canadian Federal Minister of Industry (the Minister) through the Strategic Aerospace & Defense Initiative (SADI) in September 2008 and subsequently amended in October 2011, whereby the Minister will provide funding of 35% of eligible spending related to the research and development of Aerospace & Defense (A&D) technology development projects to a maximum funding amount of Cdn$5,975,200 for eligible costs starting from September 21, 2007 up to and including December 31, 2012.

For the year ended December 31, 2012, the Company recorded $930,772 (2011- 1,602,199; $2010- $1,086,968) as a reduction to product development expense in the Consolidated Statements of Earnings and Comprehensive Income relating to SADI. The Company also recorded $15,863 (2011- $191,383; $2010- $28,878) and nil (2011-$68,831; 2010- nil) as a reduction to property and equipment costs and software costs, respectively. Total cash received was $1,673,055 for the year ended December 31,2012 (2011-$1,127,888; $2010-$1,155,872). As at December 31, 2012, $595,169 remains in trade and other receivables (2011-$1,303,490; 2010- $592,232).

Repayment is contingent on performance benchmarks established at the end of the Company’s fiscal 2012 year end and is capped at 1.5 times the contribution (actual amounts disbursed by the Minister) over a period of 15 years starting in 2013. Annual repayment amounts are calculated based on a percentage of gross business revenue as defined in the agreement multiplied by the adjustment rate (based on the growth of gross business revenue over the previous year).  As at December 31, 2012, the Company did not accrue any liability for repayment as the amount cannot yet be determined since the repayment amount in contingent on 2013 financial results compared to those achieved in 2012. The Company will start accruing repayment of SADI funding starting in the first quarter of 2013.

Norsat International Inc.
Notes to the Consolidated Financial Statements
Years ended December 31, 2012, 2011 and 2010
(Expressed in US dollars)

Digital Technology Adoption Pilot Program (DTAPP)

In February 2012, the Company entered into an agreement with the National Research Council Canada (“NRC”), as represented by its Industrial Research Assistance Program, whereby the NRC agrees to reimburse the Company 80% of salary costs and 50% of contractor fees incurred related to eligible projects that adopt digital technology to improve productivity. The NRC has agreed to provide the Company maximum funding of Cdn$99,993 for the designated project covering the time period January 16, 2012 to March 31, 2012. Repayment of contributions received is not required.

For the year ended December 31, 2012, the Company recorded $83,653 (Cdn$ 83,489)as a reduction to expenses in the Consolidated Statements of Earnings and Comprehensive Income. During 2012, the Company received $84,466 (Cdn$83,489) and nil remains in trade and other receivables as at December 31, 2012. This project has been completed.

In July 2012, the Company entered into an agreement with the NRC relating to a separate project that adopts digital technology to improve productivity (“July DTAPP”). The NRC has agreed to reimburse the Company 80% of salary costs incurred between June 1, 2012 and February 28, 2013 relating to the project. The NRC has agreed to provide the Company maximum funding of Cdn$99,999.

For the year ended December 31,2012, the Company has recorded $58,914 as a reduction to expenses in the Consolidated Statements of Earnings and Comprehensive Income relating to the July 2012 DTAPP agreement. Total cash received was $32,131 for the year ended December 31, 2012. As at December 31, 2012, the Company has recorded $26,766 in receivable relating to this project for costs incurred.

In August 2012, the Company entered into an agreement with the NRC relating to a separate project that adopts digital technology to improve productivity (“August DTAPP”).The NRC has agreed to reimburse the Company 80% of salary costs and 75% contractor fees incurred between August 1, 2012 and March 15, 2013 relating to the project. The NRC has agreed to provide the Company maximum funding of Cdn$90,000. Effective February 1, 2013, the NRC extended the August DTAPP agreement from March 15, 2013 to September 30, 2013 with all other terms and conditions remaining unchanged.

For the year ended December 31, 2012, the Company has recorded $35,335 as a reduction to expenses in the Consolidated Statements of Earnings and Comprehensive Income relating to the August DTAPP agreement. Total cash received was $25,231 for the year ended December 31, 2012. As at December 31, 2012, $9,896 remains in trade and other receivables relating to this project for costs incurred.

The following table summarizes the various DTAPP programs:

DTAPP Programs	Year ended Dec 31, 2012 Reduction in Operating Costs	As at Dec 31, 2012 Receivable
February DTAPP	$83,653	$-
July DTAPP	58,914	26,766
August DTAPP	35,335	9,896
Total	$177,902	$36,662

Norsat International Inc.
Notes to the Consolidated Financial Statements
Years ended December 31, 2012, 2011 and 2010
(Expressed in US dollars)

Technology Partnerships Canada Funding

On October 17, 2000, the Company entered into an agreement with Technology Partnerships Canada (“TPC”) which was subsequently amended on February 8, 2001 and September 28, 2004 (“TPC Agreements”). Under the TPC Agreements, the Company received funding of one third of eligible spending related to the research and development of a communications Satellite Interactive Terminal (“SIT”) technology development project totaling Cdn$9,999,700 up to the end of 2004, including additional funding of Cdn$620,000 obtained in 2004.

In return for this funding, the Company was obligated to issue TPC Cdn$1,000,000 in value of share purchase warrants prior to March 31, 2004. The warrants had a life of five years and were priced at the market price on the date of issue with the number of warrants issued to be determined using the Black-Scholes option pricing model.

On April 28, 2004, the Company issued 1,206,811 share purchase warrants to TPC under the terms described above with an exercise price of Cdn$1.09 per share. The Black-Scholes valuation model was applied using assumptions of an average option life of five years, no dividends, expected annual volatility of 100%, and risk-free interest rates of 3.8%. During 2009, the 1,206,811 warrants issued to TPC expired.

In addition, the Company is also obligated to make royalty payments to TPC based on the following terms:

➢	1.88% on sales of legacy products
➢	1.28% before and 1.03% after issuance of warrants on sales of new SIT technology products
➢	The royalty payment period was amended to commence on January 1, 2004 and end on the earliest of the following dates;
o	the date before December 31, 2007, for which cumulative royalties accrued reach Cdn$15 million;
o
on December 31, 2007, or the date after, if by that date the cumulative royalties accrued equal or exceed Cdn$13,171,300; and otherwise on December 31, 2011. As a result, there are no more royalties accruing to the government as of January 1, 2012.

Royalties due under the TPC Agreements are recorded and expensed as the related sales occured.  The royalty was payable annually within 60 days of the year end.

During the year ended December 31, 2012, the Company made a final payment of $91,466 in royalties based upon revenues generated in fiscal 2011 (2011- $86,466; 2010- $265,074).

The total amount of royalties accrued at December 31, 2011 were $91,466 (2010- $86,466).

9.	Inventories

	As at December 31
	2012	2011
Parts and supplies	$6,864,243	$7,867,767
Work in process	267,295	1,018,842
Finished goods	3,590,347	2,695,775
Gross inventory balance (a)	$10,721,885	$11,582,384

For the year ended December 31, 2012, the Company recognized inventories of $23,879,975(2011-$21,056,263; 2010- 9,978,893) as expenses (Note 4).

Norsat International Inc.
Notes to the Consolidated Financial Statements
Years ended December 31, 2012, 2011 and 2010
(Expressed in US dollars)

Changes in the obsolescence provision of the periods presented are as follows:

	As at December 31
	2012	2011
Obsolescence balance, beginning of period	$1,409,365	$605,356
Increase	273,105	804,009
Obsolescence balance, end of period (b)	$1,682,470	1,409,365

Net inventory balance, end of period (a-b)	$9,039,415	$10,173,019

For the year ended December 31, 2012, the Company wrote off $77,037 (2011 and 2010 -nil) in inventories.

On January 21, 2011, obsolescence increased by $697,593 due to the acquisition of Sinclair’s inventories.

10.	Property and Equipment,net

	Equipment	Furniture and Fixtures	Leasehold Improvements	Total
Cost
Balance, December 31, 2010	$875,390	$134,933	$672,827	$1,683,150
Additions	209,585	8,042	11,414	229,041
Acquired through business combination (Note 5)	556,365	41,324	-	597,689
Government contributions (Note 8)	(191,383)	-	-	(191,383)
Foreign exchange translation	(79,791)	(14,469)	(686)	(94,946)
Balance, December 31, 2011	$1,370,166	$169,830	$683,555	$2,223,551
Additions	331,928	$44,641	$56,222	432,791
Disposals	(234,283)	-	-	(234,283)
Sale of subsidiary (Note 24)	(38,524)	(33,987)	(25,200)	(97,711)
Government contributions (Note 8)	(15,863)	-	-	(15,863)
Transfers	(21,952)	21,952	-	-
Foreign exchange translation	120,467	9,319	-	129,786
Balance, December 31, 2012	$1,511,939	$211,755	$714,577	$2,438,271

Accumulated Depreciation
Balance, December 31, 2010	$221,382	$36,944	$466,175	$724,501
Depreciation for the period	348,451	37,517	134,156	520,124
Foreign exchange translation	(71,650)	(23,034)	(3,129)	(97,813)
Balance , December 31, 2011	$498,183	$51,427	$597,202	$1,146,812
Depreciation for the period	370,658	29,710	31,436	431,804
Sale of subsidiary (Note 24)	(22,981)	(12,785)	(19,367)	(55,133)
Disposals	(145,091)	-	-	(145,091)
Foreign exchange translation	109,713	8,814	-	118,527
Balance, December 31, 2012	$810,482	$77,166	$609,271	$1,496,919

Net book value
Balance, December 31, 2011	871,983	118,403	86,353	1,076,739
Balance, December 31, 2012	$701,457	$134,589	$105,306	$941,352

As at December 31, 2012, the Company has abandoned its involvement in a particular R&D project. The related cost of $183,421 and accumulated amortization of $145,091 were written off from the Statements of Financial Position and are presented under Disposals in the above table. A total of $38,330 was recorded as disposal of property and equipment in the Consolidated Statements of Earnings and Comprehensive Income.

Norsat International Inc.
Notes to the Consolidated Financial Statements
Years ended December 31, 2012, 2011 and 2010
(Expressed in US dollars)

11.	Intangible Assets, net

	Software	Customer Relationships	Product Designs	Brand	Other	Total
Cost
Balance, December 31, 2010	$821,580	$-	$-	$-	$-	$821,580
Additions	47,632	-	-	-	-	47,632
Acquired through business combination (Note 5)	70,717	5,545,000	2,986,000	1,249,000	288,000	10,138,717
Government contributions (Note 8)	(68,831)	-	-	-	-	(68,831)
Foreign exchange translation	-	(49,322)	(49,573)	(20,735)	(4,781)	(124,411)
Balance, December 31, 2011	$871,098	$5,495,678	$2,936,427	$1,228,265	$283,219	$10,814,687
Additions	92,917	-	-	-	-	92,917
Disposals	(131,169)	-	-	-	-	(131,169)
Foreign exchange translation	2,773	69,407	65,101	27,231	6,279	170,791
Balance, December 31, 2012	$835,619	$5,565,085	$3,001,528	$1,255,496	$289,498	$10,947,226

Accumulated Amortization
Balance, December 31, 2010	$481,322	$-	$-	$-	$-	$481,322
Amortization for the period	191,594	615,988	138,501	-	59,139	1,005,222
Foreign exchange translation	-	(5,497)	(3,915)	-	(1,672)	(11,084)
Balance, December 31, 2011	$672,916	$610,491	$134,586	$-	$57,467	$1,475,460
Amortization for the period	167,387	669,795	149,438	-	57,372	1,043,992
Disposals	(131,169)	-	-	-		(131,169)
Foreign exchange translation	2,212.00	7,280	3,622	-	1,562	14,676
Balance, December 31, 2012	$711,346	$1,287,566	$287,646	$-	$116,401	$2,402,959

Net book value
Balance, December 31, 2011	198,182	4,885,187	2,801,841	1,228,265	225,752	9,339,227
Balance, December 31, 2012	$124,273	$4,277,519	$2,713,882	$1,255,496	$173,097	$8,544,267

As at December 31, 2012, the Company has abandoned its involvement in a particular R&D project. The related software cost and accumulated amortization of $131,169 that have been fully amortized during 2012 were written off from the Consolidated Statements of Financial Position.

The Company conducts an annual impairment assessment of intangible assets with indefinite life (“Brand”) in the fourth quarter of each year or whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable.

For the purpose of annual impairment testing, Brand is allocated to Sinclair Technologies - the operating segment expected to benefit from the synergies of the business combination in which Brand arises.

The recoverable amount of Brand was determined based on value in use calculations, covering a five-year forecast, followed by an extrapolation of expected cash flows for the remaining useful lives using growth rates for revenue and royalty rate determined by management. The growth rates range from 7% to 9%. A pre-tax royalty rate of 3.0% was applied to the expected revenues to derive royalty income. The present value of the expected cash flows is determined by applying a suitable discount rate. The discount rate for 2012 is 15.5%.

The growth rates of revenue reflect the long-term average growth rates for the product lines and industry of the segment.

The royalty rate reflects the median rate selected from a sample of royalty rates charged by comparable companies.

The discount rate reflects appropriate adjustments relating to market risk and specific risk factors of the segment.

Norsat International Inc.
Notes to the Consolidated Financial Statements
Years ended December 31, 2012, 2011 and 2010
(Expressed in US dollars)

Management’s key assumptions to cash flow forecasting include moderately increasing net profit margins, based on past experience and current trends in the markets that the segment operates. The Company believes that this is the best available input for forecasting cash flows.

In 2012, based on the Company’s assessment, it did not record any impairment against Brand as the recoverable amount exceeded its carrying value (2011-Nil).

Apart from the considerations in determining the value in use of the segment described above, the Company is not aware of any other probable changes that would necessitate changes in its key estimates. If the discount rate used is increased by 1%, the recoverable amount of Brand would reduce by approximately $119,000, which is approximately $281,000 above its carrying value.

12.	Goodwill

The movements in the gross and net carrying amount of goodwill are as follows:

Goodwill
Balance, December 31, 2010	-
Acquired through business combination	$5,360,340
Foreign exchange translation	(82,720)
Balance, December 31, 2011	$5,277,620
Foreign exchange translation	110,881
Balance, December 31, 2012	$5,388,501

For the purpose of annual impairment testing, goodwill is allocated to Sinclair Technologies - the operating segment expected to benefit from the synergies of the business combination in which the goodwill arises.

The recoverable amount of goodwill was determined based on value in use calculations, covering a five-year forecast, followed by an extrapolation of expected cash flows for the remaining useful lives using growth rates determined by management. The growth rates range from 7% to 9%. The present value of the expected cash flows is determined by applying a suitable discount rate. The discount rate for 2012 is 16.5%.

The growth rates reflect the long-term average growth rates for the product lines and industry of the segment.

The discount rate reflects appropriate adjustments relating to market risk and specific risk factors of the segment.

Management’s key assumptions to cash flow forecasting include moderately increasing net profit margins, based on past experience and current trends in the markets that the segment operates. The Company believes that this is the best available input for forecasting cash flows.

In 2012, based on the Company’s assessment, it did not record any impairment against goodwill as the recoverable amount exceeded its carrying value (2011-Nil).

Apart from the considerations in determining the value in use of the segment described above,the Company is not aware of any other probable changes that would necessitate changes in its key estimates. If the discount rate used is increased by 1%, the recoverable amount of goodwill would reduce by approximately $1.7 million, which is approximately $4.6 million above its carrying value.

Norsat International Inc.
Notes to the Consolidated Financial Statements
Years ended December 31, 2012, 2011 and 2010
(Expressed in US dollars)

13.	Operating Line of Credit

On September 17, 2012, HSBC Bank of Canada(the “Bank”) amended the terms and conditions of the Company’s credit facilities. The covenants were amended and reflected in note 6 Capital Disclosure. In addition, the Company received a new non-revolving demand loan as outlined below.

The following summarizes the Company’s credit facilities extended by HSBC Bank of Canada as at December 31, 2012:

The Company has a secured revolving operating line of credit with the Bank of Cdn$3.5 million or US$2.8 million (2011 - Cdn$3.5 million or US$2.8 million) subject to an interest rate at the Bank’s prime rate plus 1.35% per annum for amounts outstanding in Canadian dollars and/or the bank’s U.S. base rate plus 1.35% per annum for amounts outstanding in U.S. dollars. The operating line of credit is payable upon demand by the Bank. As at December 31, 2012 and 2011, the Company had no borrowings outstanding with respect to the operating line of credit.

On September 17, 2012, the Company secured a new non-revolving demand loan of US$1,000,000 to assist in financing the working capital requirements of the Company.The demand loan is subject to an interest rate at the Bank’s US base rate plus an applicable spread and/or the Bank’s LIBOR rate plus an applicable spread. The applicable spread ranges from 1% to 4% depending on the Company’s funded debt to EBITDA ratio determined quarterly on a rolling 12 month basis based on its consolidated financial statements. As at December 31, 2012, the Company had no borrowings outstanding with respect to the non-revolving demand note.

The Company also has an additional revolving demand note with HSBC Bank USA in the principal amount of US$900,000 (2011- US$950,000) subject to an interest rate of prime plus 1.5% per annum and payable upon demand. As at December 31, 2012 and 2011, the Company had no borrowing outstanding with respect to the revolving demand note.

14.	Acquisition Loan

On December 22, 2010, the Company secured a non-revolving acquisition loan of Cdn$13,200,000 or US$12,000,000 with the Bank subject to an interest rate at the Bank’s banker’s acceptance rate plus an applicable spread for amounts outstanding in Canadian dollars and/or the Bank’s LIBOR rate plus an applicable spread for amounts outstanding in U.S. dollars. The applicable spread ranges from 1% to 4% depending on the Company’s funded debt to EBITDA ratio determined quarterly on a rolling 12 month basis based on its consolidated financial statements. A portion of the loan is repayable in Canadian dollars and the remaining loan is repayable in U.S. dollars.

EBITDA is defined as earnings before interest, taxes, depreciation, and amortization and is a non-IFRS measure.

The acquisition loan is repayable in monthly principal repayments of 1/60th of the original principal balance, together with interest payments.

Under the original terms and conditions of the acquisition loan from the Bank, the Company is also required to repay an amount equal to the greater of (a) 5% of the original balance, and (b) 30% of the Company’s net income plus depreciation and amortization, less capital expenditures and less aggregate principal payments made during the relevant financial year. Pursuant to this formula, the Company was required to pay the Bank $600,000 related to the financial year ended December 31, 2011 no later than April 30, 2012.

On September 17, 2012, the Bank amended the terms and conditions of the acquisition loan by giving the Company the option to repay the calculated amount under option (b) over a 12 month consecutive period from the payment due date in monthly equal installments plus interest. Please refer to note 6, Capital Disclosure for discussion of changes in covenants.

Norsat International Inc.
Notes to the Consolidated Financial Statements
Years ended December 31, 2012, 2011 and 2010
(Expressed in US dollars)

The acquisition loan is repayable in full within 48 months of the date of the initial advance, January 21, 2011. The loan is secured by all assets of the Company under a general security assignment.

For the year ended December 31, 2012, the Company made principal repayments totaling $2,800,000(2011-$2,200,000) against the acquisition loan. As at December 31, 2012, the Company’s combined weighted average interest rate was 4.29% (2011 – 4.15%).

The Company incurred costs of $108,000 related to the cost of acquiring the loan. These costs were capitalized as part of the cost of the loan and are being amortized over the life of the loan. The unamortized balance of these capitalized costs as at December 31, 2012 was $56,554 (2011-$83,398).

The Company has externally imposed capital requirements under its acquisition loan agreement. Please refer to note 6, Capital Disclosures.

As at December 31, 2012, the Company is in compliance with its externally imposed covenants.

15.	Warranties

A provision is recognized for expected warranty claims on certain products sold during the last two to five years, based on past experience of the level of repairs and returns. It is expected that most of these costs will be incurred in the next financial year and all will have been incurred within two to five years of the reporting date. Assumptions used to calculate the provision for warranties are based on current sales levels and current information available about returns based on the two to five year warranty period.

Amount
Balance, December 31, 2010	$141,813
Warranty additions	217,012
Warranty used/expired	(172,109)
Balance, December 31, 2011	$186,716
Warranty additions	557,439
Warranty used/expired	(358,205)
Balance, December 31, 2012	$385,950

16.	Issued Capital

(a)	Authorized 100,000,000 (2011-100,000,000) common shares without par value

(b)	Shares issued and outstanding

Shares issued and outstanding	Number of shares	Amount
Balance, December 31, 2010	53,658,909	$37,447,180
Shares issued for acquisition (Note 5)	4,028,932	2,036,900
Shares repurchased and cancelled (Note 15(b) (i))	(51,000)	(35,113)
Shares issued under ESOP (Note 15(b)(ii))	611,915	348,792
Shares issued, warrants exercised (Note 15(b)(iii))	62,776	49,436
Shares issued, exercise options (Note 15(c))	5,000	3,453
Balance, December 31, 2011 and 2012	58,316,532	$39,850,648

Norsat International Inc.
Notes to the Consolidated Financial Statements
Years ended December 31, 2012, 2011 and 2010
(Expressed in US dollars)

(b)(i)
On August 26, 2010, the Company obtained regulatory approval to commence a normal course issuer bid to purchase up to a maximum of 5,269,674 of its common shares, representing approximately 10% of the public float as of August 17, 2010, through the facilities of the Toronto Stock Exchange ("TSX"). The Company’s total issued and outstanding common shares were 53,440,245 as of August 17, 2010. The normal course issuer bid commenced on August 30, 2010 and terminated on August 29, 2011.

During the year ended December 31, 2011, the Company repurchased 51,000 common shares at a weighted average share price Cdn$0.53 ($0.55) per share under the terms of normal course issuer bid.  Other than the repurchases described above, there were no other repurchases under the terms of any normal course issuer bids. Fees relating to the normal course issuer bid of $260 reduced share capital. The effects of the shares repurchased during the year ended December 31, 2011 resulted in a decrease in share capital of $35,113 and a net increase in retained earnings of $7,200.

(b)(ii)
On February 18, 2011, the Company issued and received consideration for 611,915 common shares (the “Private Placement”) in connection with its Employee Share Ownership Plan ("ESOP") offering under the Employee Investment Act (British Columbia) announced on January 27th, 2011.  The Private Placement was approximately 61% subscribed with participation from employees, senior management, and directors.The Company generated gross proceeds of $348,792 and issued common shares at the price of $0.57 (Cdn$0.568).  The Company’s ESOP offering was open to eligible persons until February 15, 2011. Each eligible employee, full-time contractor and director was offered an equal number of common shares to purchase. The Company's offering under its ESOP was conducted in accordance with the requirements of the Toronto Stock Exchange and the Employee Investment Act (British Columbia). All of the common shares are subject to a four-month hold period which ended June 19, 2011. During this period, these securities could neither be traded nor were they freely transferable. Of the securities issued under the Private Placement, 74,329 common shares will be held in escrow until February 18, 2014.The escrow requirement applies to employee shareholders resident in British Columbia, who have elected to receive tax credits under the Employee Investment Act (British Columbia). Employee shareholders may seek government approval for an early release from escrow upon the repayment of any tax credits received.

(b)(iii)
During the year ended December 31, 2011, 62,776 warrants were exercised at an exercise price of $0.48 per share. Proceeds of $30,132 were credited to share capital and $19,304 was reclassified from contributed surplus to share capital. As at December 31, 2011, all remaining outstanding warrants had expired and no warrants were outstanding. The warrants were held by an employee of the Company and a Director of the Company.

(c)	Share purchase option plan

On May 9, 2012, the shareholders of the Company approved the adoption of a new stock option plan (the “New Stock Option Plan”) in order to modernize and incorporate the changes to the Toronto Stock Exchange (the “TSX”) policies and regulations. In addition, the New Stock Option Plan addressed recent amendments to applicable Canadian income tax regulations, whereby issuers are required to collect withholding taxes from optionees in connection with option exercises.

Under the New Stock Option Plan, any increase in the number of outstanding common shares of the Company will result in an increase in the number of common shares that are available to be issued under the plan in the future, and any exercise of an option previously granted under the plan will result in an additional grant being available under the plan. All validly outstanding options existing on May 9, 2012 will be counted for the purposes of calculating what may be issued under the New Stock Option Plan.

The Company has reserved 5,831,653 common shares under its incentive share option plan of which all remain available. The plan provides for the granting of stock options at the fair market value of the Company at the grant date, with terms to a maximum of ten years and vesting provisions to be determined by the Board of Directors.

Norsat International Inc.
Notes to the Consolidated Financial Statements
Years ended December 31, 2012, 2011 and 2010
(Expressed in US dollars)

Share purchase options outstanding as at December 31, 2012 are as follows:

Share purchase options outstanding	Number of options	Weighted average exercise price Cdn$
Balance, December 31, 2010	1,518,500	$1.19
Granted	1,146,000	0.64
Exercised	(5,000)	0.47
Expired	(366,600)	1.61
Forfeited	(351,000)	0.72
Balance, December 31, 2011	1,941,900	$0.87
Granted	177,000	0.50
Expired	(280,300)	1.85
Forfeited	(63,200)	0.62
Balance, December 31, 2012	1,775,400	$0.69

The following table summarizes information pertaining to the Company’s share purchase options outstanding at December 31, 2012:

	Options outstanding			Options exercisable
Range of exercise prices Cdn$	Number of options outstanding	Weighted average remaining contractual life (years)	Weighted average exercise price Cdn$	Number of options exercisable	Weighted average exercise price Cdn$

$0 to $0.49	418,000	3.97	0.48	-	-
$0.50 to $0.99	1,254,200	2.99	0.71	412,200	0.74
$1.00 to $1.49	83,200	0.25	1.37	83,200	1.37
$1.50 to $1.99	20,000	0.21	1.51	20,000	1.51
	1,775,400	3.06	0.69	515,400	0.87

The exercise price of all share purchase options granted during the period are equal to the closing market price at the grant date. The Company calculates share based payment from the vesting of stock options using the Black Scholes Option Pricing Model with assumptions noted below and records related compensation expense as follows for the years ended December 31, 2012, 2011 and 2010:

	Year Ended December 31
	2012	2011	2010
Total compensation - options	$179,353	$114,237	$166,807

For the year ended December 31, 2010, share based payment expense also included $9,614 related to shares issued under stock appreciation rights.

Norsat International Inc.
Notes to the Consolidated Financial Statements
Years ended December 31, 2012, 2011 and 2010
(Expressed in US dollars)

The weighted average assumptions used to estimate the fair value of options granted during the years ended December 31, 2012, 2011 and 2010 were:

	Year Ended December 31
	2012	2011	2010
Risk free interest rate	1.26%	1.86%	2.51%
Expected life	3.5	3.5	3.37
Vesting period	2 years	2 years	2 years
Expected volatility	67%	75%	81%
Expected dividends	Nil	Nil	Nil
Average fair value	Cdn$0.24	Cdn 0.34	Cdn$0.38
Forfeiture rate	18%	14%	14%

A total of 177,000 stock purchase options were granted at an average exercise price of Cdn$0.50 and weighted average fair value of Cdn$0.24 during the year ended December 31, 2012:

Exercise price in Cdn$	# of options granted
$0.36	12,000
$0.50	95,000
$0.51	31,000
$0.52	39,000
Total options granted	177,000

Options vest in 2 years and expire 5 years from the grant date.

A total of 60,000 options were granted to a member of senior management. No grants were issued for directors in 2012.

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models may not necessarily provide a reliable measure of the fair value of the Company’s share purchase options.

(d)     Warrants

The continuity of share purchase warrants with exercise price of $0.48 and expired on January 12, 2011 is as follows:

# of warrants outstanding
Balance, December 31, 2010	138,526
Warrants exercised	(62,776)
Warrants expired	(75,750)
Balance, December 31, 2011 and 2012	-

(e)     Restricted Share Unit Plan

On May 9, 2012, the shareholders of the Company approved the adoption of a Restricted Share Unit Plan (the “RSU Plan”) as part of a new long term incentive plan developed to attract and retain the Company’s employees. This RSU Plan is valid for ten years after the date of adoption.

Norsat International Inc.
Notes to the Consolidated Financial Statements
Years ended December 31, 2012, 2011 and 2010
(Expressed in US dollars)

On May 9, 2012 the Company granted 341,173 RSUs to directors, officers and employees that fully vest after a 34 month period, with one third of the grants vesting on May 9, 2013, one third vesting on May 9, 2014 and one third on March 9, 2015. Upon vesting the participants will receive one common share or cash equivalent for each RSU share held. The only performance condition is the lapse of time and that the participant remains at the Company’s employ for the specified periods. The granting of RSUs is considered an equity-settled share-based payment transaction. The fair value of the grant was determined by multiplying the Company’s share price at grant date by the number of RSUs granted. The resulting fair value is then adjusted by an estimated forfeiture rate of 18% and then recognized over the vesting period. Since there are three vesting periods, the recognition of expenses is front loaded with most of the expenses recognized during the first year following the grant date.

The measurement of the compensation expense is recorded as a charge to operating expenses over the vesting period of the RSUs.

The following table summarizes information pertaining to the Company’s RSUs outstanding at December 31, 2012:

# of RSUs outstanding
Balance, December 31, 2010 and 2011	-
Granted	341,173
Forfeited	(10,901)
Balance, December 31, 2012	330,272

The Company charged the following share-based payments to general and administrative expenses, with a corresponding increase in contributed surplus:

	Year Ended December 31
	2012	2011	2010
Total compensation - RSUs	$50,211	$-	$-

17.	Treasury shares

During the second quarter of 2012, the Company purchased 279,800 common shares in the open market for approximately Cdn$129,954 ($131,474) in order to provide shares to the participants of RSUs at applicable vesting dates. The amount was recorded under treasury shares, reducing shareholders’ equity. These shares were held by a third party trustee to be released to participants upon vesting of the RSUs.

Norsat International Inc.
Notes to the Consolidated Financial Statements
Years ended December 31, 2012, 2011 and 2010
(Expressed in US dollars)

18.	Earnings per Share

The reconciliation of the numerators and denominators of the basic and diluted earnings per share calculations was as follows for the years ended December 31, 2012, 2011 and 2010:

	Year Ended December 31
	2012	2011	2010
Numerator
Net earnings from continuing operations	$5,054,312	$470,952	$2,243,704
Denominator:
Weighted average number of shares
outstanding used to compute basic EPS	58,146,053	58,045,606	53,566,853
Dilution from exercise of stock options	2,659	119,597	36,277
Dilution from exercise of warrants	-	-	48,206
Weighted average number of shares
outstanding used to compute diluted EPS	58,148,712	58,165,203	53,651,336

Net earnings per share - from continuing operations:
Basic	$0.09	$0.01	$0.04
Diluted	$0.09	$0.01	$0.04

The calculation of assumed exercise of stock options and warrants includes the effect of the dilutive options and warrants.  Where their effect was anti-dilutive because their exercise prices were higher than the average market price of the Company’s common shares at the end of the periods shown in the table, assumed exercise of those particular stock options and warrants were not included.

19.	Income Taxes

a)	Income Tax Expense

The income tax expense differs from the expected expense if the Canadian federal and provincial statutory income tax rates were applied to earnings from operations before income taxes.  The principal factors causing these differences are shown below:

	Year Ended December 31
	2012	2011	2010
Earnings before income taxes	$2,553,214	$1,760,618	$2,159,129
Statutory tax rate	25.00%	26.50%	28.50%
Calculated tax payable	638,304	466,564	615,352
Increase (decrease) resulting from:
Foreign tax rate difference	275,339	37,485	179,869
Effect of statutory rate change	12,527	36,846	60,431
Non allowable(non taxable) income	(271,010)	(164,623)	(663,766)
Unrecognized deductible temporary items	(2,974,835)	974,636	80,433
Change in foreign exchange	-	218,263	(507,012)
Adjustments for purchase price allocation	(296,037)	(231,541)	-
Other	114,614	(47,964)	150,118
Income tax (recovery)/expense	$(2,501,098)	$1,289,666	(84,575)

Current income tax expense	782,034	811,081	139,775
Deferred income tax (recovery)/expense	(3,283,132)	478,585	(224,350)
Income tax (recovery)/expense	$(2,501,098)	$1,289,666	(84,575)

Norsat International Inc.
Notes to the Consolidated Financial Statements
Years ended December 31, 2012, 2011 and 2010
(Expressed in US dollars)

b)	Deferred Income Tax Assets & Liabilities

The tax effect of the temporary differences that give rise to deferred income tax assets are presented below:

	As at December 31
	2012	2011
Scientific research and experimental
development pool	$3,327,913	$648,593
Scientific research and experimental tax credit	273,103	-
Capital assets	-	-
Temporary differences in working capital	570,984	548,572
Deferred income tax assets	4,172,000	1,197,165
Deferred income tax liabilities	(2,364,702)	(2,622,814)
Net deferred income tax assets (liabilities)	$1,807,298	$(1,425,649)

Following the legal structure reorganization on June 29, 2012, the Company determined that it is probable that certain future income tax assets of the Company would be utilized.

As a result, the Company recognized a deferred income tax asset of approximately $3.0 million with a corresponding increase in deferred income tax recovery in 2012.

The tax effect of the temporary differences that give rise to unrecognized tax assets are presented below:

	As at December 31
	2012	2011
Non capital loss carryforwards	$2,372,438	$2,308,801
Scientific research and experimental
development pool	-	3,237,164
Scientific research and experimental tax credit	2,973,656	3,061,181
Capital assets	2,985,638	2,710,612
Net capital loss carryforwards	920,309	867,049
Unrecognized deferred income tax assets	9,252,041	12,184,807
Unrecognized deferred income tax liabilities
from unrealized foreign exchange	(37,571)	(13,923)
Net unrecognized deferred income tax assets	$9,214,470	$12,170,884

c)	Loss Carry Forwards and Investment Tax Credits

At December 31, 2012 the Company has federal and provincial investment tax credits of Cdn$2,741,701 and Cdn$1,190,483, respectively, available to reduce future Canadian federal and provincial taxes payable.

The amounts expire as follows:

	Federal investment tax credit	Provincial investment tax credit
	Cdn$	Cdn$
2013	$-	$127,713
2014	-	14,216
2015	-	-
2016	-	139,437
2017	-	147,384
2018 and after	2,741,701	761,733
	$2,741,701	$1,190,483

Norsat International Inc.
Notes to the Consolidated Financial Statements
Years ended December 31, 2012, 2011 and 2010
(Expressed in US dollars)

In addition, the Company has accumulated a Scientific Research and Development Expenditures pool that is available for an indefinite carry forward period with discretionary deductions of approximately Cdn$13,170,000. Management has assessed that these tax credits and the SRED pool will be utilized before they expire.

The Company has also available approximately Cdn$7,362,000 of net capital losses to be applied against future capital gains. The tax effect of these carry forwards has not been recorded in the consolidated financial statements as management assessed the likelihood of their utilization at less than probable.

As at December 31, 2012 the Company has approximately $4,000,000 of net operating losses relating to Norsat International [America], Inc.  The amount consists of losses accumulated from 2006 to 2012 and will expire from 2026 to 2032. The tax effect of these carry forwards has not been recorded in the consolidated financial statements as management assessed the likelihood of their utilization at less than probable.

At December 31, 2012, the Company has approximately $570,000 (£350,000) of losses carryforwards accumulated from 2004 to 2012 available to reduce future years' income for income tax purposes relating to Norsat International (United Kingdom) Ltd. The tax effect of these carry forwards has not been recorded in the consolidated financial statements as management assessed the likelihood of their utilization at less than probable.

At December 31, 2012, the Company has approximately $1,900,000 (£1,160,000) of losses carry forwards accumulated from 2007 to 2012 available to reduce future years' income for income tax purposes relating to relating to Sinclair Technologies Limited in the United Kingdom. The tax effect of these carry forwards has not been recorded in the consolidated financial statements as management assessed the likelihood of their utilization at less than probable.

At December 31, 2012, the Company had approximately $4,690,000 (CHF4,200,000) of loss carryforwards relating to Norsat S.A.  The amount consists of losses accumulated from 2009 to 2012 and will expire from 2016 to 2019.The tax effect of these carry forwards has not been recorded in the consolidated financial statements as management assessed the likelihood of their utilization at less than probable.

20.	Segmented Information

The Company’s business operates primarily through three operating segments – Antenna and Radio Frequency Conditioning Products (“Sinclair Technologies”), Satellite Solutions and Microwave Products. The Company also has two additional operating segments which have limited activity – Norsat Power Solutions and Maritime Solutions.

These operating segments are monitored by the Company’s chief operating decision makers and strategic decisions are made on the basis of segment operating results.

Sinclair Technologies has over 2,000 different products including Base Station Antennas, Mobile/Transit Antennas, Covert Antennas, Filters, Receiver Multi-couplers, and Accessories.  Sinclair Technologies’ two main product lines are antennas and filters.

The Satellite Solutions segment designs, develops and markets portable satellite systems, related accessories and services.

The Microwave Products segment designs, develops and markets receivers, transmitters and power amplifiers.

Norsat International Inc.
Notes to the Consolidated Financial Statements
Years ended December 31, 2012, 2011 and 2010
(Expressed in US dollars)

These Satellite Solutions and Microwave Products are designed to interoperate with geostationary satellites orbiting the earth. The products permit users to establish a broadband communications link (up to 10 Mbps) between any two points on earth. This broadband communications link is capable of transporting a broad range of content including voice, data and moving video.

In February 2012, the Company established Norsat’s Power Solutions segment.  This new business segment provides turnkey, project-specific power conversion and energy storage solutions for high-integrity applications in the communications, transportation and resource sectors.  It has also developed complementary products for the Company’s other segments, including power supplies and DC-DC converters for our Microwave Products segment and portable power products for the Satellite Solutions segment. In 2012, the Company recognized approximately $170,000 of revenues from this segment, which is included within the revenues of the Sinclair Technologies segment.

The Maritime Solutions segment develops and markets satellite systems, related accessories and services for the marine environment. Similar to Satellite Solutions and Microwave Products, these products establish broadband communications links interoperating with geostationary satellites, but have the additional challenge of needing to accommodate a vessel’s motion and movement.

On July 17, 2012, the Company sold its main Maritime Solutions vessel monitoring unit. Subsequent to the sale, we began reporting other Maritime Solutions revenue under the Satellite Solutions segment. Please refer to Note 24, Discontinued Operations.

The Company’s reportable segments are strategic business units that offer different products and services.  They are managed separately because each business is in a different stage in its life cycle and they require different marketing strategies.

The accounting policies of the segments are the same as those described in the summary of significant accounting policies.

The following tables set forth sales and gross profit information by operating segments for the years ended December 31, 2012, 2011 and 2010. During the first quarter of 2012, the Company announced the addition of a new division, Norsat Power Solutions. Its sales are included under Sinclair Technologies in the following table. As a result of the sale of the Company’s Italian subsidiary, related Maritime sales have been reclassified as part of discontinued operations (Note 24). The balance of other Maritime sales was included under Satellite Solutions in the following table:

	Year Ended December 31
	2012	2011	2010
Sales to external customers
Sinclair Technologies	$24,173,342	$20,218,382	$-
Satellite Solutions	8,677,878	9,162,005	11,325,540
Microwave Products	9,577,540	8,411,370	8,492,209
	$42,428,760	$37,791,757	$19,817,749

Gross Profit
Sinclair Technologies	$10,618,718	$9,151,996	$-
Satellite Solutions	3,307,877	3,669,165	5,868,879
Microwave Products	4,233,546	3,535,367	3,595,454
	$18,160,141	$16,356,528	$9,464,333

Total assets related to operations for each segment are calculated based on the percentage of total sales to external customers of each segment (Sinclair Technologies and Norsat Power Solutions, Satellite Solutions and Maritime Solutions, and Microwave Products) over total consolidated sales, whereas property, equipment, and intangible assets of each segment reflect the carrying value of the assets.

Norsat International Inc.
Notes to the Consolidated Financial Statements
Years ended December 31, 2012, 2011 and 2010
(Expressed in US dollars)

	Sinclair Technologies	Satellite Solutions	Microwave Products	Consolidated
As at December 31, 2012
Total assets related to operations	$24,735,365	$7,675,672	$8,471,432	$40,882,469
Property and equipment, net	604,627	160,065	176,660	941,352
Intangible assets, net	8,419,994	59,074	65,199	8,544,267

As at December 31, 2011
Total assets related to operations	$26,942,839	$7,141,800	$6,176,780	$40,261,419
Property and equipment, net	406,556	359,371	310,812	1,076,739
Intangible assets, net	9,192,404	78,731	68,092	9,339,227

Substantially all property and equipment and intangible assets are located in Canada.

The Company generated revenues from external customers located in the following geographic locations:

	Year Ended December 31
	2012	2011	2010

Canada	$7,569,490	$8,561,990	$568,815
United States	24,333,221	21,374,717	12,551,759
Europe and other	10,526,049	7,855,050	6,697,175
	$42,428,760	$37,791,757	$19,817,749

Customer Concentration:

For the year ended December 31, 2012, one customer of the Sinclair Technologies operating segment individually represented 10% or more of total consolidated revenue (2011 – no customer). The one customer represented a total of 11% for the year ended December 31, 2012.

21.	Supplemental cash flow and other disclosures

	Year Ended December 31
	2012	2011	2010
Change in non-cash operating working capital:
Trade and other receivables	$56,051	$(549,882)	$1,368,685
Contract work in progress	300,985	(300,985)	-
Inventories	1,221,172	174,474	(2,204,344)
Prepaid expenses and other	54,713	41,317	556,708
Accounts payable and accrued liabilities	(1,360,036)	2,463,127	(77,736)
Provisions	199,234	44,904	-
Deferred revenue	(527,653)	(783,290)	(230,225)
	$(55,534)	$1,089,665	$(586,912)
Supplementary information:
Transfer of assets from inventory to property and equipment	$-	$-	$667,143
Interest paid/(received)	$395,250	$530,807	$(1,075)

Norsat International Inc.
Notes to the Consolidated Financial Statements
Years ended December 31, 2012, 2011 and 2010
(Expressed in US dollars)

22.	Related Party Transactions

Compensation of key management personnel including the Company’s President and Chief Executive Officer, Chief Financial Officer, and General Manager and former President of a significant subsidiary are as follows:

	Year Ended December 31
	2012	2011	2010
Short-term employee benefits	$2,114,764	$2,585,876	$677,057
Share based payments	72,822	17,165	34,690
Total	$2,187,586	$2,603,041	$711,747

The amounts disclosed in the table are the amounts recognized as an expense during the reporting period related to key management personnel. A substantial portion of the year-over-year increase of short-term employee benefits in 2011 and 2010 relates to Sinclair’s variable component of its employee incentive plan based on achievement of certain financial metrics.

23.	Commitments and Contingencies

Future minimum payments at December 31, 2012 under various loan commitments, purchasing commitments and operating lease obligations for each of the next five calendar years are approximately as follows:

	2013	2014	2015	2016	2017 and after	Total
Acquisition loan	$3,000,000	$3,000,000	$953,255	$-	$-	$6,953,255
Promissory note payable	755,248	-	-	-	-	755,248
Inventory purchase obligations	3,263,610	189,613		-	-	3,453,223
Operating lease obligations	841,104	855,394	464,948	427,605	8,415	2,597,466
Total	$7,859,962	$4,045,007	$1,418,203	$427,605	$8,415	$13,759,192

Repayment of the acquisition loan assumes that the Company elects the option to repay the annual lump sum payment over a 12 month consecutive period from the payment due date (Note 14).

The promissory note includes accumulated interest payment of $30,248.

The Company, in the normal course of business, enters into purchase commitments, including inventory purchase obligations as disclosed above.

The Company has operating lease commitments that extend to June 2017. During 2012, the Company renewed the office leases for its Aurora, Ontario premise until December 31, 2014, Lincoln, England premise until June 30, 2017 and Hamburg, New York premise until November 30, 2013.

In addition, the Company is required to make contingent repayment of SADI government contributions starting in the first quarter of 2013 using 2012 financial results as the benchmark. Repayment is contingent on 2013 financial results compared to those achieved in 2012. As at December 31, 2012, the Company did not accrue any liability for repayment as the amount cannot yet be determined (Note 8).

Legal Proceedings

From time to time the Company may enter into legal proceedings relating to certain potential claims. It is impossible at this time for the Company to predict with any certainty the outcome of any such claims.However, management is of the opinion, based on legal assessment and information available, that it is unlikely that any liability would be material in relation to the Company’s consolidated financial position.

Norsat International Inc.
Notes to the Consolidated Financial Statements
Years ended December 31, 2012, 2011 and 2010
(Expressed in US dollars)

24.	Discontinued Operations

On July 17, 2012, the Company sold Norsat Italia S.r.l., a wholly owned subsidiary of the Company for cash consideration of Euro 70,000 ($85,764). Norsat Italia S.r.l operated the Company’s vessel monitoring unit which formed part of the Company’s former Maritime segment. The unit was not considered a discontinued operation or classified as held for sale at June 30, 2012 or December 31, 2011. The Company committed to a plan to sell the unit following June 30, 2012. The Consolidated Statements of Earnings and Comprehensive Income have been re-presented to show the discontinued operation separately from continued operations.

	Year Ended December 31
	2012	2011	2010
Results of discontinued operation
Revenue	$277,809	$563,504	$415,260
Expenses	291,105	623,566	518,821
Results from operating activities	(13,296)	(60,062)	(103,561)

Gain on sale of discontinued operation	93,986	-	-
Net earnings (loss) for the period - from
discontinued operations	$80,690	$(60,062)	$(103,561)

Net earnings (loss) per share - basic	0.00	(0.00)	(0.00)
Net earnings (loss) per share - diluted	0.00	(0.00)	(0.00)

Weighted average number of shares outstanding
Basic	58,182,759	58,045,606	53,566,853
Diluted	58,185,435	58,165,203	53,651,336

Cash flows provided by (used in) discontinued operation
Net cash provided by (used in) operating activities	$84,534	$30,576	$(66,206)
Net cash provided by investing activities	24,641	-	-
Net cash provided by financing activates	-	-	-
Net cash flows for the period	$109,175	$30,576	$(66,206)

25.	Comparative Figures

Certain figures in the prior year consolidated financial statements have been reclassified to conform with the current year presentation.

26.	Events after Reporting Date

Effective February 1, 2013, the NRC extended the August DTAPP agreement from March 15, 2013 to September 30, 2013 with all other terms and conditions remaining unchanged.

As part of the Sinclair acquisition, $1,000,000 of the cash consideration was held in escrow and acted as a security for certain events should the Company be subject to any liabilities, claims or similar arising from representation or warranties made by the vendors.  The $1,000,000, less claimed amounts, if any, were to be releasable to the vendors on January 21, 2013. As at March 5, 2013, all funds have been released from escrow.